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07027685

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME NOV 0 2 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 00666 FISCAL YEAR 4-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/1/07

Kettle River Resources Ltd.



Annual Report 2006 - 2007

Diamond Exploration

2007 - DO27 Bulk Sample



A 2,651 tonne bulk sample wa taken from the DO27 using thre large diameter reverse circulatio drilling rigs from December 200 to April 2007. The recovere kimberlite was processed at the nearby Ekati™ Diamond Mine test plant with results to be reported in September 2007.



2006 - 2007 Overview



Ellen Clements, CEO and President

Kettle River Resources Ltd. ("Kettle River" or the "Company") is a Canadian public company listed on the TSX Venture Exchange engaged in diamond exploration through its 40% owned DHK Diamond Inc. ("DHK") in the Northwest Territories and explores for gold, silver, copper and zinc in its 100% owned properties in southern British Columbia.

Southern British Columbia (100%) Gold, Silver and Copper:
The Kettle River Greenwood Area properties cover approximately 20 square kilometers, and include the past-producing Phoenix mine (27 million tonnes at 0.9% copper, 1.1 g/t gold). Detailed prospecting, rock and soil sampling during early 2007 identified target areas warranting further work, some of which has been reported as follows. For details refer to News Releases July 24th and August 27, 2007.

Minnie Moore - Gold-Silver Epithermal Discovery:
High silver values, 2,027 grams per tonne ("g/t"), encouraging gold values of 3.3 g/t, plus elevated base metals were found in a select grab sample during the spring 2007 prospecting program. Subsequent trenching exposed a limestone-hosted epithermal siliceous breccia zone. This is a new discovery and untested by any previous exploration. Results from chip sampling the trenches are expected in September 2007. Diamond drilling will test the zone and a contract has been signed with Beaupre Drilling for the fall drill program.

Homestake Zone:
Gold-copper mineralization was found west and-southwest of the Minnie Moore epithermal vein and approximately 500 meters northwest of the historic Emma Mine. A steeply dipping zone of massive pyrrhotite was exposed by trenching accounting for the gold values sampled during prospecting.

Battle Zone:
Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters, situated approximately 800 meters from the former Phoenix Mine. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling is being completed in preparation for drilling. The topography precludes trenching.

DHK Diamonds Inc.:
DHK Diamonds Inc. ("DHK") is a privately owned company and currently owns 100% of the Pellatt Lake Properties and 10.78% participating interest in the WO Joint Venture in the Northwest Territories. In December 2006, DHK was diluted from a 20% contributing interest when the other DHK shareholders failed to put in agreed to portions. This also resulted in the termination of the Kettle River/Peregrine Business

2006 - 2007 Overview

Arrangement announced in October 2006. In order to avoid further WO JV dilution, and as a consequence of one DHK shareholder failing to make subsequent contributions, the Company has increased its ownership from one-third interest to 40% by contributing 50% of the budget obligations. The Company has the option of decreasing its interest subject to results by not meeting contribution requirements. DHK owns a 1% Gross Overriding Royalty on the Monument Property (located on and to the south of Lac de Gras) where diamond bearing kimberlites have been proven and exploration is active. All properties are subject to certain royalties. Financial obligations to maintain and explore the DHK properties are significant.

Pellatt Lake (100% DHK):

Pellatt Lake Properties are located approximately 400 km northeast of Yellowknife, NWT currently under option, where under certain conditions, 75% interest can be earned. The Property is slated for a drilling program of 10 targets for kimberlite potential this year expected to cost several hundred thousand dollars. The initial plan is for 1,250 meters of drilling, but if successful could be increased. Previous diamond exploration by KCEI on the Pellatt Lake Property resulted in the discovery of one diamondiferous kimberlite (PL01). In the spring of 2005, ground geophysical surveys (magnetics, EM and gravity) were completed with indicator mineral sampling follow up during 2006. Five NQ size diamond drill holes, totaling 325 meters, tested four separate targets with one hole intersecting three kimberlite horizons, the thickest of which is a multiphase band of volcaniclastic kimberlite approximately ten meters wide. This hole was drilled approximately 150 meters west of PL01. The complex, multi-phase nature of the kimberlite indicates the requirement for additional drill testing. The geophysical structure which hosts this kimberlite has been traced for more than one kilometer along strike and is open to the west.

WO (DO-27) Diamond Joint Venture, Northwest Territories:

The WO Property comprises 14 mineral claims and 3 mineral leases, covering an area of 15,107 hectares, and is located approximately 300 kilometers NNE of Yellowknife in the Northwest Territories, Canada. The property is approximately 23 km southeast of the Diavik™ Diamond Mine and is 11 km east of the main Tibbitt to Contwoyto winter ice road. The property hosts a number of diamondiferous kimberlites, including the plus nine hectare DO-27 pipe and the plus four hectare DO-18 pipe.

DO27 Bulk Sample

The DO-27 kimberlite complex comprises pyroclastic and volcaniclastic units and an earlier hypabyssal system, in contrast to the DO-18 kimberlite which contains mainly volcaniclastic units. It was discovered in 1993 by Kennecott Canada Exploration Inc. ("KCEI") and partners, and returned extremely promising microdiamond results through core drilling, which encouraged KCEI to forgo a mini-bulk sample stage via large diameter surface drilling, and instead move directly to an underground bulk sampling program in 1994. This bulk sample was conducted via an underground drift into the northeastern portion of the DO-27 kimberlite. Disappointing diamond grades of 0.36 carats per tonne were obtained and KCEI reported 'no further work was warranted.' They subsequently converted their interest to a 1% Gross Overriding Royalty, returned the property to the original owners and dropped the project. BHP Billiton Inc. acquired a 39.4% interest in 2001, with an option to increase this interest to 54.475% by funding the completion of a 200 tonne bulk sample of DO-27. In 2004, BHP Billiton sold its interest and all the rights thereof in the WO Project to Peregrine Diamonds Ltd., the current operator. The 1993-94 underground bulk sample did not test the Main Vent of the DO-27 nor was it representative of the entire pipe.

2006 - 2007 Overview

A representative bulk sample is currently being undertaken by the joint venture. During 2005, six large diameter (13 inch) reverse circulation ("LDRC") drill holes in the DO-27 Main Vent produced approximately 151 dry tonnes returning an average diamond grade of 0.98 carats per tonne. Three separate valuations gave average values of US$53 to US$67 per carat. During the winter of 2006, a second, larger sample involved 548 dry tonnes (566 wet tonnes) of kimberlite from twelve LDRC drill holes, totaling 2,424 meters. Also processed at the Ekati™ Diamond Mine test plant, this sample revealed an average diamond grade of 0.88 carats per tonne from the Main Vent and a grade of 0.85 carats per tonne from the northeastern portion of the kimberlite (the "North East Lobe".) A total of 8,855 diamonds were recovered using a 1 mm sieve size cut-off included recovery of 49 diamonds larger that one-half carat and 13 diamonds greater than one carat. The five largest diamonds recovered were: 7.11, 3.91, 2.34, 2.11 and 1.83 carats. The average modeled valuation ranged from US$41 to US$73 per carat depending on the price book used. In order to obtain the recommended 3,000 carats of diamonds within the seasonal time constraints, the 2007 bulk sample started in December 2006 sampling a portion of the North East Lobe of DO-27 from land. Once adequate lake ice buildup was obtained, a DR-40 rig, also known as a Barber Rig, was contracted to set large diameter casing (up to 40 inch diameter) along with two LDRC 24 inch diameter rigs. The 2007 bulk sample totaling 2,651 wet tonnes was trucked to the test plant with diamond results expected in early September, 2007.

DO-27 Economics:

Scrubbing tests have been conducted on certain portions of the DO-27 kimberlite and although the operator didn't disclose economic feasibility, tests show that the kimberlite can be pre-concentrated by using simple, relatively inexpensive, water-based scrubbing technology with minimal crushing, resulting in a substantial increase in diamond grade concentrate.

WO Exploration

The diamondiferous DO-18 kimberlite is 4.8 hectares in size located approximately 700 m north of DO-27. In 1993, a KCEI drill hole yielded 242 m of 1.42 ct/t (microdiamond grade). Since then the joint venture has diamond drilled (2005) 1,353 meters in eight core holes and a further (2006) six holes totaling 1,770 meters. A mini-bulk sample of 150-200 tonnes collected via LDRC is planned for this pipe in 2007.

Financial Conditions:

The Company has been fortunate and appreciative of the support provided by shareholders and investors in order it to meet its ongoing financial obligations and future prospecting needs. I anticipate this year will bring to fruition many years of determination thanks to the contribution and dedication of the directors, operators and contractors in conjunction with our property and equity positions.

On Behalf of the Board of Directors,

"Ellen Clements"

Ellen Clements
Director and CEO

August 30, 2007

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

KETTLE RIVER RESOURCES LTD.

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants covered by cell claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the year $32,558 was expended on properties in the Greenwood Area. $32,558 was spent leaving a balance of $(15,633) after government refund for mineral expenditures of $48,191 collected from previous years expenditures.

Greenwood Area Expenditure breakdown by property for the period ended April 30, 2007

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Access Rights	$ (2,000)	$	$	$	$	$	$	$	$ (2,000)
Amortization	772	772					1,544		3,088
Assaying	1,929	1,382							3,311
Assessment, filing fees, membership	2,010	628				206	270	123	3,237
Direct charges – wages	3,300	2,100		800					6,200
Exploration costs	5,017	4,507		25	100	50			9,699
Field supplies	53	53							106
Legal and miscellaneous	535								535
Property costs & acquisition	73			115					188
Storage (samples& equipment)	1,899	1,785					2,025		5,709
Property and Mineral taxes	1,264	349							1,613
Travel and accommodation	436	436							872
subtotal:	15,288	12,012		940	100	256	3,839	123	32,558
Less: Government assistance	(48,191)								(48,191)
TOTAL	$ (32,903)	$ 12,012	$ Nil	$ 940	$ 100	$ 256	$ 3,839	$ 123	$ (15,633)

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. The Marble prospect was taken to a quarry lease and fees paid. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish. During the period costs of $15,288 (2006 - $18,885) related to the recording of work programs and generation of reports with wage costs of $3,300 (2006 - $6,150).

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. Costs of $940 (2006 - $1,767) during the period relate mainly to wage costs of $800.

Haas Creek Talc:

Costs of $100 (2006 – $600).

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $12,012 (2006 - $7,252) relate to prospecting, core and sample storage, and mineral property taxes.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project. Costs during the year ended April 30, 2007 of $3,839 (2006 - $7,391) related mostly to sample and core storage and to amortization.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. During the year fieldwork wa conducted with several samples taken the best gold value was 5.95 g/ton gold (with 0.6% zinc). Costs of $ Nil (2006 – $8,565) wer incurred in the current year.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $123 (2006 - $11,841) were incurred in the current year

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories:

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was conducted in 1994 with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements, with varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Blocks were abandoned.

WO Joint Venture DO27 – Diamond Property:

On Aug 10, 2006 a budget for $15,822,190 was approved to fund the summer 2006 bulk sample on the DO18 and the north east lobe of DO27 and included fall diamond drilling and over budget expenditures from the 2006 bulk sample. Kettle River deposited by the due date its $1.06 million share to DHK. Shareholders Dentonia Resources Ltd. and Horseshoe Mining Inc. failed to make their contributions. DHK then failed to make its joint venture payment and DHK was diluted from 20% to its current holding of 10.77%.

The Company currently holds 40% of the issued shares of DHK. The Company reports contributions to budgets as exploration costs. During the year ended 2007 costs of $1,202,387 (2006 - $946,189) were incurred: Exploration costs of $1,179,066, (2006 - $908,554) legal and miscellaneous fees of $8,274 (2006 - $16,126), dues and memberships of $300 (2006 - $300) and $12,400 (2006 – $17,300) for management and related expenses, and $2,347 (2006 - S3,909) for administrative travel costs.

Pellatt Lake Property:

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property from Kennecott Canada Explorations Inc, (KCEI) which contained a diamondiferous dyke like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An agreement remains in good standing where Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 200 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants. During the period, property related expenses for $256 (2006 - $4,126) were incurred.

Saskatchewan – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 37 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the year $190 (2006 - $55) was expended on research.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

During 2006 New Nadina Explorations Limited conducted a program of till sampling to test for indicator minerals in an area where a magnetic high anomaly resulted from ground geophysics. In April 2007, the 2006 till sampling results were examined and as a result, no further work is recommended on the property. The Partners will agree to a settlement of imbalanced expenditures.

Our Results of Operations

Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations $	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset $	Total Liabilities $
2007	Nil	(1,481,002)	(0.13)	215,426	766,899
2006	Nil	(1,268,266)	(0.14)	369,542	20,792
2005	Nil	(224,809)	(0.04)	290,768	16,548
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports

The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year-end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
4th Quarter 2007	$ Nil	$ (872,271)	$ (0.07)	$ 215,426	$ 766,899
3rd Quarter 2007	Nil	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	Nil	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	Nil	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	Nil	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	Nil	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	Nil	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	Nil	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	Nil	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445

Results of Operations

For the year ended April 30, 2007, the Company experienced a net loss of $1,481,002 or $0.13 per share compared to a loss of $1,268,266 or $0.14 per share the previous year. Logging income from the Company's fee simple real estate holdings was nil in 2007 and nil in 2006.

Our operating expenses, arising from general and administrative costs and exploration costs on our properties, for the period was $1,509,008 as compared to $1,275,043 at April 30, 2006. Actual exploration expenditures in 2007 were $1,235,095 compared to $1,006,670 in 2006. During 2007 the Company conducted a number of exploration programs further explained in the property disclosure section.

Accounting, audit & legal fees increased to $69,973 from $50,453 the previous year, license, insurance and transfer agent costs of $29,070 decreased from $29,438, office building expenses increased to $7,511 from $7,278, travel and accommodation decreased to $15,389 from $27,719 and management costs increased to $48,896 from $44,305 and is reflected in decreased applicable exploration costs.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. During the year stock based compensation expense was $89,903 compared to $62,071 in the prior year.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Fourth Quarter results

During the fourth quarter, the Company experienced a net loss of $872,271 or $0.07 per share compared to a loss of $357,730 or $0.04 per share the previous year. Exploration expenditures were $813,326 compared to $286,696 in the previous year. The increase was attributed to contributions to DHK for the WO joint venture. Administration for the fourth quarter was $60,945 compared to $71,035 for the year before. Auditing costs for 2007 compared to 2006 increased by $3,000, advertising was reduced by the same amount, licensing increased $2,900, management fees increased $8,100, office expenses also increased by $7,800, travel increased by $2,000 and a decrease of $28,000 in 2007 is mainly attributed to the adjustment for stock compensation costs.

Management changes during the period

Current directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Stephen Levano. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

On February 22, 2007 the Company reported that Stephen (Steve) Levano replaced Brian McClay on the board of directors and the audit committee. Steve has been involved as a shareholder of the Company for over 10 years. He has an extensive business and education background and possesses a BA in Economics, a MBA in International Finance and has over 30 years of investment experience with natural resource companies.

Liquidity

The financial statements for the year ended April 30, 2007 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2007, Kettle River had a working capital deficit of $623,423 compared to a positive working capital of $273,146 at April 30, 2006.

Financing Activity and Principal Purposes

Private Placement completed

On February 22, 2007, the Company closed the $412,500 non-brokered private placement announced January 25, 2007 following TSX Venture Exchange acceptance on February 21, 2007, Submission No. 122223. Issuance of 2,750,000 shares will result in fully diluted share capital of 19,503,611. Non transferable warrants to purchase 2,750,000 common shares at 25 cents will expire February 22, 2008. The shares, and any shares from exercise of warrants may not be traded until June 25, 2007. Funds were mainly used to pay DHK Diamonds Inc. for $381,000 being 50% of the Feb 7, 2007 contribution to the WO JV Diamond Project at Lac de Gras NWT.

Risks and Uncertainties

The Company is in the business of acquiring, exploring and developing diamond and mineral properties, and is exposed to a number of risks and uncertainties that are common to other exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, and various other risks. The Company currently has no other source of income other than management fees, and interest on cash balances. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

Early Stage – Need for Additional Funds

Kettle River has no history of profitable operations and its present business is at an early stage. As such, Kettle River is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Kettle River will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Kettle River would result, and other persons would be required to manage and operate the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2006 available on www.sedar.com under the Company filings or on the Company website: www.kettleriver.com

Disclosure controls

The Company's Chief Financial Officer and Chief Executive Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Company's Procedures on a regular basis throughout the year and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

Internal Controls over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

To improve certain aspects of the Company's system of internal controls, management intends to formalize the approval and review processes by using checklists and initialing source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended April 30, 2007 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objective of the control system are met.

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At April 30, 2007, there is a receivable from New Nadina Explorations Limited for $8,153. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2007, $138 is owed to directors. A director has loaned to the Company $360,000 at an interest rate of prime plus 3% (currently 9%).

Changes in Accounting Policies

The financial statements for the year ended April 30, 2007 followed the same accounting policies and methods of application used in the previous year presentation.

Asset Retirement Obligations

This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Other

There were no special resolutions passed by shareholders during the period.

Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.

There has been no material variations between financial results and information previously disclosed.

There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, Growth Income Certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Kettle River Resources Ltd.

We have audited the balance sheet of **Kettle River Resources Ltd.** (an exploration stage company) (the "Company") as at April 30, 2007 and the statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at April 30, 2006 and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 18, 2006.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
August 10, 2007

KETTLE RIVER RESOURCES LTD. Statement 1
(An exploration stage company)
Balance Sheets
April 30, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	**$ 57,402**	$ 76,474
Guaranteed investment certificate	**Nil**	131,651
Accrued interest and other amounts receivable	**8,562**	5,295
Marketable securities (Note 3)	**74,098**	76,592
Prepaid expenses	**3,416**	3,926
	143,478	293,938
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 4)	**66,945**	70,600
Mineral Properties (Note 5)	**3**	4
	$ 215,426	$ 369,542
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 101,464**	$ 20,361
Shareholders' and director's loans (Note 8)	**360,582**	431
Loan payable (Note 9)	**304,853**	Nil
	766,899	20,792
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 6)	**10,880,739**	9,886,361
Contributed Surplus (Note 6e)	**265,351**	62,071
Deficit accumulated in the exploration stage – Statement 2	**(11,697,563)**	(9,599,682)
	(551,473)	348,750
	$ 215,426	$ 369,542

Going Concern (Note 1)
Subsequent Events (Note 6 ii 1-3)

"Larry Widmer"

Larry Widmer, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

Statement 2

(An exploration stage company)
Statements of Loss and Deficit
Years ended April 30, 2007 and 2006

	2007	2006
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$ 1,235,095	$ 1,006,670
Less: Government assistance	(48,191)	Nil
	1,186,904	1,006,670
ADMINISTRATIVE COSTS		
Accounting, audit & legal	69,973	50,453
Advertising, promotion & printing	26,226	38,751
Amortization	564	705
Financial consulting	9,000	Nil
Licenses, insurance, and transfer agent fees	29,070	29,438
Management, salary & wages (net of recoveries)	48,896	44,305
Office & sundry	23,823	6,147
Office building expenses	7,511	7,278
Stock compensation expense	89,903	62,071
Telephone	1,749	1,506
Travel and accommodation	15,389	27,719
	322,104	268,373
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	(4,445)	(6,777)
Gain on disposal of property, plant and equipment	(1,502)	Nil
Gain on sale of securities	(22,059)	Nil
	(28,006)	(6,777)
LOSS FOR THE YEAR	(1,481,002)	(1,268,266)
DEFICIT, BEGINNING OF YEAR	(9,599,682)	(8,331,416)
Resale of Treasury Shares (Note 6(b)(i))	(616,879)	Nil
DEFICIT, END OF YEAR	$ (11,697,563)	$ (9,599,682)
Loss per share, basic and diluted	$ (0.13)	$ (0.14)
Weighted average number of Shares outstanding	11,666,977	9,243,611

See accompanying notes to financial statements.

Statement 3

KETTLE RIVER RESOURCES LTD.
(An exploration stage company)
Statement of Cash Flows
Years ended April 30, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Loss for the period	$ (1,481,002)	$ (1,268,266)
Add (Deduct): Items not involving cash		
Amortization	3,652	4,235
Gain on sale of securities	(22,059)	Nil
Gain on disposal of property, plant and equipment	(1,502)	Nil
Stock compensation	89,903	62,071
	(1,411,008)	(1,201,960)
Changes in non-cash working capital items:		
Increase (decrease) in guaranteed investment certificates	131,651	(56,651)
Decrease (increase) in prepaid amounts	510	(965)
Decrease (increase) in accounts receivable	(3,266)	1,854
Increase (decrease) in shareholders and directors loans (Reclassify as financing activity)	Nil	Nil
Increase (decrease) in accounts payable and accrued liability	162,785	4,396
	(1,119,328)	(1,253,478)
Cash Flows from Financing Activities		
Shares issued for cash	408,900	1,280,725
Advance from Peregrine	304,853	Nil
Loan from director	360,444	(152)
	1,074,197	1,280,725
Cash Flows from Investing Activities		
Proceeds from sale of securities	24,554	Nil
Proceeds from sale of property, plant and equipment	1,505	Nil
	26,059	Nil
Increase (decrease) in Cash	(19,072)	27,247
Cash, and Cash Equivalents, Beginning of period	76,474	49,227
Cash and Cash Equivalents, End of period	$ 57,402	$ 76,474

Supplementary Schedule		
Income taxes paid	$ Nil	$ Nil
Non-monetary transactions		
Shares issued for debt	$ 81,975	$ Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS

Years ended April 30, 2007 and 2006

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years (2007 - $1,481,002; 2006 -$1,268,266), working capital deficiency for 2007 of $623,421, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) Nature of Operations:

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) Management Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand, account balances with banks and short-term deposits with original maturities of three months or less.

d) Marketable Securities:

Marketable securities are stated at the lower of cost and lowest quoted market value.

e) Property, Plant and Equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization of property, plant and equipment is recorded on the declining balance basis at the rates indicated in Note 4 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

f) **Mineral Properties:**

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under MX reclamation agreement with Ministry of Mines for purposes of general exploration.

Title to mineral properties involves inherent risks due to difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the prior years.

g) **Loss Per Share:**

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h) **Stock Based Compensation:**

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i) **Future Income Taxes:**

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j) **Financial Instruments:**

The Company's financial instruments consist of cash and cash equivalents, guaranteed investment certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2007 and 2006

k) Asset Retirement Obligations:

The Company has adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at April 30, 2007, the Company has no asset retirement obligations.

l) Share Capital:

i) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

m) Flow-Through Shares:

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

n) Joint Ventures:

Certain of the Company's properties were the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

3. MARKETABLE SECURITIES

	2007	2006
Securities of New Nadina Explorations Limited		
Opening balance	**$ 76,592**	**$ 76,592**
Disposals during the year	**2,494**	**Nil**
Closing balance – lowest recorded market price	**$ 74,098**	**$ 76,592**

The shares in New Nadina Explorations Limited ("New Nadina") are accounted for using the cost method. New Nadina has a director in common with the Company. The Company on April 30, 2007 owned 1,782,582 New Nadina common shares. On April 30, 2007, the quoted market value was $ 0.24 per common share.

4. PROPERTY, PLANT AND EQUIPMENT

				2007
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value
Land		**$10,000**	**$ Nil**	**$ 10,000**
Paving	8%	**4,861**	**2,706**	**2,155**
Buildings	4%-5%	**86,401**	**35,703**	**50,698**
Mining equipment	30%	**117,557**	**115,722**	**1,835**
Office equipment	20%	**53,972**	**51,716**	**2,255**
Trailer	30%	**8,890**	**8,888**	**2**
Automobiles	30%	**Nil**	**Nil**	**Nil**
		281,681	**214,735**	**66,945**

KETTLE RIVER RESOURCES LTD.

(An exploration stage company
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2007 and 2006

4. PROPERTY, PLANT AND EQUIPMENT - continued

				2006
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value
Land		$10,000	$ Nil	$ 10,000
Paving	8%	4,861	2,518	2,343
Buildings	4%-5%	86,401	33,591	52,810
Mining equipment	30%	117,557	114,935	2,622
Office equipment	20%	53,972	51,153	2,819
Trailer	30%	21,861	21,856	5
Automobiles	30%	5,417	5,416	1
		$300,069	$229,469	$70,600

5. MINERAL PROPERTIES

Exploration Expenditures by Property For the year ended 2007	Greenwood Area	DHK NWT	Silica Quarry	2007 Total
Access rights	$ (2,000)	$	$	$ (2,000)
Amortization	3,087			3,087
Assaying	3,311			3,311
Assessment, filing fees& membership	3,237	300		3,537
Direct charges – wages	6,200	12,400	150	18,750
Exploration costs i)	9,699	1,179,066		1,188,765
Field supplies	106			106
Legal & miscellaneous	535	8,274		8,809
Property costs & acquisition	188			188
Property and mineral taxes	1,613			1,613
Roadwork/reclamation	Nil			Nil
Storage (samples & equipment)	5,709			5,709
Travel & accommodation	873	2,347		3,220
Subtotal:	32,558	1,202,387	150	$ 1,235,095
Less: Government Assistance	(48,191)			(48,191)
Total:	$ (15,633)	$ 1,202,387	$ 150	$ 1,186,904

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2007 and 2006

5. MINERAL PROPERTIES - continued

Exploration Expenditures by Property For the year ended 2006	Greenwood Area	DHK NWT	Silica Quarry	2006 Total
Amortization	$ 3,531	$	$	$ 3,531
Assaying	2,205			2,205
Assessment, filing fees& membership	3,705	300		4,005
Direct charges – wages	12,425	17,300	55	29,780
Exploration costs i)	28,066	908,554		936,620
Field supplies	142			142
Legal & miscellaneous	Nil	16,126		16,126
Property costs & acquisition	516			516
Property and mineral taxes	1,635			1,635
Roadwork/reclamation	541			541
Storage (samples & equipment)	6,564			6,564
Travel & accommodation	1,096	3,909		5,005
Total:	$ 60,426	$ 946,189	$ 55	$ 1,006,670

i) Exploration costs include drilling, equipment costs; freight/delivery expense; geology, geophysics, geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

	Balance April 30, 2007		Balance April 30, 2006	
Deferred Exploration Expenditures				
Deferred Exploration	**$**	**Nil**	**$**	**Nil**
Acquisition Costs				
Greenwood Area		**1**		**1**
Arcadia (Skylark) – Greenwood Area		**1**		**1**
DHK Diamonds Inc. – NWT		**1**		**1**
Silica Quarry - Saskatchewan		**Nil**		**Nil**
Naket – Nunavut		**Nil**		**1**
Total Mineral Properties Deferred	**$**	**3**	**$**	**4**

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain mineral properties in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Emma-Minnie Moore, Homestake, Battle Zone, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. - Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2007 and 2006

5. MINERAL PROPERTIES - continued

b) DHK DIAMONDS INC. - Northwest Territories: - continued

WO Joint Venture -

DHK has a 10.77% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine"). The WO JV is currently undergoing a bulk sample with results to determine grade and diamond value expected by early September 2007. The results are necessary in determining production feasibility.

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest the Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) NAKET - Nunavut: 50%:

The Company, jointly with New Nadina Explorations Limited ("New Nadina") has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data is entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bears 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between the joint venturers, Kettle River spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624.

In April 2007, the program consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 will be negotiated.

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:

	No. of Shares		Value
Balance before treasury shares at April 30, 2006	**11,297,611**		**$ 10,585,215**
Less treasury shares at cost	(256,000)	(i)	(698,854)
Balance after treasury shares at April 30, 2006	**11,041,611**		**$ 9,886,361**
Issued during period:			
Shares for Debt Settlement	256,000	(i)	698,854
Private Placement - February 21, 2007	2,750,000	(ii)	299,124
Private Placement Finder Fee issued shares	176,000	(ii)	(3,600)
Balance at April 30, 2007	**14,223,611**		**10,880,739**

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2007 and 2006

6. SHARE CAPITAL - continued

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt in the amount of $81,975 for 256,000 shares which had been previously acquired by the Company. This results in $616,879 adjustment to the deficit.

(ii) The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and176,000 in common shares were paid. The proceeds of $412,500 were allocated $299,124 to shares and $113,376 to the warrants (Note 6 (e)).

Financings subsequent to April 30, 2007

1) On May 24, 2007, the company issued 2,800,100 shares in tranche 1 for net proceeds of $532,000 of a non-brokered private placement (News Releases March 26, 2007 and April 24, 2007) to raise $1,000,000 with the issuance of 5,000,000 units. Each unit at $0.20 consists of one common share and one non-transferable share purchase warrant which will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of $0.30 per share. The issuance included 140,100 units, under the same terms in Finders' Fees. Proceeds from the placement are dedicated for general corporate funds purposes and meeting DHK Diamonds Inc. cash call contributions where required to the WO Joint Venture Diamond Project.

2) On July 20, 2007, the Company completed the final tranche of non-brokered finance (May 24, 2007) with the issuance of 2,433,000 units for net proceeds of $479,700. Finders' Fee units of 34,500 were issued. Of the $1,011,700 proceeds, $888,700 was received subsequent to year end.

3) On June 13, 2007, the Company completed a non-brokered Flow Through financing with the issuance of 2,000,000 shares at $0.20 to net the Company $400,000. Finders' Fees of $21,000 cash and 175,000 broker warrants exercisable at $0.20 for one year were paid.

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	1) December 4, 2007
Expired	(46,000)	$0.75	($34,500)	2) December 4, 2006
Issued February 21, 2007	2,750,000	$0.25	687,500	3) February 22, 2008
Balance as at April 30, 2007	**4,280,000**		**1,835,000**	

1) On November 7, 2006 the TSX Venture Exchange consented to extending the expiry date for 1,530,000 warrants issued to participants at $0.75 for one year to December 4, 2007.

2) The 46,000 warrants issued as part of the Finder's Fee units expired December 4, 2006.

3) On January 25, 2007 the Company announced a non-brokered private placement of 2,750,000 units at $0.15 with proceeds of $412,500. Each unit consists of one common share and one non transferable warrant exercisable at a price of $0.25 and will expire February 22, 2008.

Warrants Subsequent to April 30, 2007

1) On May 24, 2007, the company issued 2,800,100 warrants exercisable before May 24, 2008 at a price of $0.30 for a common share.

2) On July 20, 2007, the Company issued of 2,433,000 warrants exercisable at $0.30 before July 21, 2008.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2007 and 2006

6. SHARE CAPITAL - continued

Warrants Subsequent to April 30, 2007 – continued

3) On July 3, 2007 approval was received to re-price 1.53 million warrants expiring on December 4, 2007 from 75 cents to 25 cents. The re-pricing is subject to the Forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants were issued pursuant to a private placement of 1.53 million shares with 1.53 million non-transferable share purchase warrants attached, which was accepted for filing by the exchange effective Dec. 1, 2005.

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. During the year, stock options granted to a former director in the amount of 100,000 were cancelled subsequent to his departure from the Board.

As at April 30, 2007 there were 1,000,000 (April 30, 2006 - 450,000) options outstanding.

Summary of the Company's options at April 30, 2007 and the changes for the year:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	**350,000**	1) $0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 pending disinterested shareholder approval.

As of April 30, 2007 350,000 options have vested.

e) Contributed Surplus

Details are as follows:

		2007		2006
Balance – Beginning of year	**$**	**62,071**	$	25,605
Value of warrants (1) *(Note 6 b ii)*		**113,376**		Nil
Transferred to share capital upon exercise of options		**Nil**		(25,605)
Fair value of stock-based compensation *(Note 7a)*		**89,904**		62,071
Balance – End of year	**$**	**265,351**	$	62,071

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2007 and 2006

6. SHARE CAPITAL - continued

e) Contributed Surplus – continued

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	Feb 21, 2007
Stock Price	$ 0.21
Exercise Price	$ 0.25
Expected life of warrants in years	1.00
Risk free interest rate	4.08 %
Expected dividend yield	0.00%
Expected Stock volatility	110%
Number of warrants granted	2,750,000

7. STOCK BASED COMPENSATIONS

a) During the year ended April 30, 2007 100,000 of the 450,000 options granted in the prior year were cancelled upon the resignation of a director. This resulted in a reduction of stock based compensation for the current year of $10,345. Stock based compensation has increased by $3,500 as a result of a decrease in the exercise price of the remaining 350,000 options granted from $0.50 to $0.25.

b) The fair *value* of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007	April 30,2007 (1)
Average risk free interest rate	4.04 %	4.04 %
Average expected option life	5 years	3.5 years
Stock volatility – based on trading history	107 %	102 %
Dividend payments during life of option	Nil	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

(1) A modification to the exercise price of options granted October 27, 2005 is treated as a cancellation of these options and the issuance of new options at the date of modification with an average expected option life equal to the remaining term of the original contractual obligation.

8. RELATED PARTY TRANSACTIONS

A loan from a director in the amount of $360,000, subsequently repaid, bears interest at prime + 3%. Accrued interest to April 30, 2007 amounts to $444.

All other advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2007, an advance of $138 is owed to a director (2006 - $431).

8. RELATED PARTY TRANSACTIONS - continued

Except as noted elsewhere in these financial statements, the Company incurred the following expenses with related parties as follows:

	2007	2006
To three directors for telephone and office to offset expenses incurred in conducting company affairs,	**$ 7,200**	$ 6,000
To a director who is the president for administration and project management, of the Company and for storage facilities (exploration equipment and drill core samples),	**77,100**	78,000
To a director who is not an employee for administration support,	**33,750**	17,500
To a director who is a geological engineer for consulting services	**Nil**	2,000
Total	**$118,050**	$103,500

During the period a total of $70,106 (2006 - $25,350) was recovered from a company that has two common directors to offset office, management and secretary expenses. At April 30, 2007 there was a receivable of $8,153 (2006 - $3,637) due from this company which is included in other accounts receivable.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. LOAN PAYABLE

The loan bears interest rate at 9% to 11% and was due for repayment on May 11, 2007. This loan was secured by marketable securities owned by the Company.

Subsequent to end of financial year, the loan was fully repaid.

10. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2007	2006
The current statutory income tax rate is 31.20% for 2006 and 2007: 34.12%		
Non-current future income tax assets:		
Unamortized share issue cost	**$ 14,999**	$ Nil
Property, plant and equipment	**7,744**	7,010
Mineral properties	**3,172,108**	2,768,342
Capital loss carry forward	**21,111**	24,875
Non capital loss carried forward	**95,055**	87,368
Investments	**31,787**	31,787
	3,342,804	2,919,382
Valuation allowance	**(3,342,804)**	(2,919,382)
	$ Nil	$ Nil

The Company has a non-capital loss carried forward available to reduce future taxable income of approximately $278,591. This expires as follows:

2015	103,042
2026	40,693
2027	134,856

Greenwood Area Exploration

Gold-Silver Epithermal Discovery

The Minnie Moore showing is a limestone-hosted epithermal siliceous breccia zone that was discovered during the Company's 2007 spring-summer prospecting program. It is a new discovery that is untested by any previous trenching or drilling. Initial surface grab samples from the Minnie Moore showing returned values as high as 3.3 grams per tonne ("g/t") gold and 2,027 g/t silver, plus 2,459 parts per million ("ppm") zinc and 1,447 ppm lead. Drilling is planned following trench sample results.







The Bullion project grab sample results of 11 g/t gold initiated trenching and has exposed a shear zone. Sample results will dictate further follow-up.





Head Office

Box 130, 298 Greenwood St.
Greenwood, BC, Canada, V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966
Email: kettle@sunshinecable.com
Website: www.kettleriver.com

Annual General Meeting
10:00 am, Monday, October 15, 2007
Fang and Associates Barristers & Solicitors
Suite 1925 - 700 West Georgia St.
Vancouver, BC V7Y 1A1
Phone (604) 688-6775

Registrar and Transfer Agent

CUSIP#492705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Phone: (604) 661-9400

Listings and Filings

Trading Symbol KRR-V, TSX Venture Exchange
- Standard and Poors
- Moody's Investment
- Security and Exchange Commission
  12g3-2(b) Exemption File #82-666

About the Logo

The logo for Kettle River Resources Ltd. was developed by our past president and founder, the late George Stewart. The logo represents the shadow pattern of a round, brilliant cut diamond immersed in methylene iodide (a heavy liquid), positioned on a white background and illuminated overhead by a single light source. This is done by gemologists to help determine the identity of a true diamond, versus the diamond simulants such as Cubic Zirconium (CZ), Strontium Titanate, G.G.G. and Y.A.G.

KETTLE RIVER RESOURCES LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of **KETTLE RIVER RESOURCES LTD.** (the "Company") will be held on October 15, 2007 at Suite 1925-700 West Georgia Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1) To receive and consider the Report of the Directors.

2) To receive and consider the audited financial statements of the Company for the period ending April 30, 2007 together with the auditor's report thereon.

3) To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4) To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5) To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6) To authorize:

   a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7) To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8) To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended April 30, 2007, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 6th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF KETTLE RIVER RESOURCES LTD.

Per: *"Ellen Clements"*
Ellen Clements, President, CEO and Director

KETTLE RIVER RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at September 6th, 2007.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of **KETTLE RIVER RESOURCES LTD**. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, **COMPUTERSHARE INVESTOR SERVICES INC.**, 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to **COMPUTERSHARE INVESTOR SERVICES INC.**, 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9 or at the address of the registered office of the Company at P.O. Box 10037, Pacific Centre, Suite 1925 -700 West Georgia Street, Vancouver, B.C. , at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed September 6, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of September 6, 2007, the Company had outstanding **21,456,711** fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Ellen Clements	**2,280,239**	**10.63%**

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended April 30, 2007 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 6, 2007.

Name, Office Held, and Residence	Date First Appointed	Present Occupation and if not elected director Occupation for past 5 years	# of Shares Beneficially Owned, Directly or Indirectly, or Over which Control or Direction is Exercised at the Date of this Information Circular
Ellen Clements* President, Chief Executive Officer and Director Greenwood, British Columbia, Canada	March 17, 1992	President, Chief Executive Officer and Office Manager of the Company	2,280,239
Larry Widmer Secretary, Chief Financial Officer and Director Kelowna, British Columbia, Canada	August 14, 2003	Secretary, Chief Financial Officer, Self-Employed; Business Management Consultant, Network Communications,	133,500
Stephan Levano* Director Long Island, New York USA	January 29, 2007	Businessman	1,734,600
Gerald H. Rayner* Director, West Vancouver, British Columbia, Canada	September 25, 1992	Geologist, P.Eng.	204,000

*Member of Audit Committee

Ellen Clements has served as a Director and Chief Financial Officer of two publicly traded companies. She began her office administration career at CIBC in 1967 and has continually worked in the field of bookkeeping and accounting since that date. She has helped to manage and administrate a number of companies (private and public) as a contract bookkeeper and office administrator. She has participated in and directed many training and development programs including heritage and tourism development, the Community Access Program and computer training programs. Ellen has also served as a director on several non-profit societies, often in the capacity of Treasurer. Ellen is known for keeping meticulous records, strong principles and her depth of knowledge of managing and administrating a publicly traded company.

Larry Widmer obtained his Bachelor of Commerce degree with a Finance Major from the University of Calgary in 1984. Over the past 20 years, Larry has also received considerable industry training and certification in real estate, strategic planning, facilitation and financial planning. He has extensive business development experience primarily through his management consulting practice, Network Communications that was established in 1988. Larry's board of directors' experience includes eighteen years as

Director and Treasurer of Widmer Realty Ltd., six years as Director and President with the City of Kelowna Art Foundation and three years as a Director for Kettle River Resources Ltd.

Stephan Levano has been involved as a shareholder of the Company for over 10 years and has an extensive business and education background. He possesses a BA in Economics and a MBA in International Finance and has over 30 years of investment experience with natural resource companies. Steve has operated a petroleum analysis and vessel inspection business. The company performs U.S. Customs approved custody transfers in the New York Harbor region.

Gerald H. Rayner's financial and accounting experience was mainly acquired through management of his private consulting business of forty years and his experience as a director on various public company boards. Gerry is a Geologist and P.Eng.

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors - Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including

    (i) the identity of directors that are independent, and

    (ii) the identity of directors who are not independent, and the basis for that determination

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

1. the *Business Corporations Act* (British Columbia)
2. the Company's articles of incorporation and by-laws
3. the Company's code of business conduct
4. the charters of the Board and the Board committees; and
5. other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2. Directorships - If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

   Ellen Clements director and CEO of New Nadina Explorations Limited.
   Larry Widmer director and CFO of New Nadina Explorations Limited.

3. Orientation and Continuing Education - Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct - Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the

Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors - Disclose what steps, if any, are taken to identify new candidates for board nomination, including:

   (i) who identifies new candidates, and

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

   (ii) the process of identifying new candidates.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation - Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

   (i) who determines compensation, and

(ii) the process of determining compensation.

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

7. Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board of Directors has no other committees than the Audit committee.

8. Assessments - Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Ellen Clements, Stephan Levano and Gerald H. Rayner, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees
The audit committee has reviewed the nature and amount of the non-audited services provided by **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended April 30, 2007	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	$20,000	$17,995
Audit-Related Fees(2)	$3,212	$5,000
Tax Fees(3)	$4,000	Nil
All Other Fees(4)	Nil	Nil
Total	$27,212	$22,955

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption
The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					AwardsPayouts			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Ellen Clements, President and CEO	2007	$72,000	Nil	$5,100	150,000	Nil	Nil	Nil
"	2006	$72,000	Nil	$6,000	50,000	Nil	Nil	Nil
"	2005	$72,000	Nil	$2,550	Nil	Nil	Nil	Nil
Larry Widmer	2007	Nil	Nil	$33,750	100,000	Nil	Nil	Nil
"	2006	Nil	Nil	$17,500	33,333	Nil	Nil	Nil
"	2005	Nil	Nil	$2,400	Nil	Nil	Nil	Nil

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARS Granted (# common Shares)	% of Total Options/ SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Ellen Clements	200,000	33%	$0.20	$40,000	April 11, 2012
Larry Widmer	150,000	22%	$0.20	$30,000	April 11, 2012
Gerald Rayner	150,000	22%	$0.20	$30,000	April 11, 2012
Stephan Levano	150,000	22%	$0.20	$30,000	April 11, 2012

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Ellen Clement	Nil	Nil	Nil	Nil
Larry Widmer	Nil	Nil	Nil	Nil
Gerald Rayner	Nil	Nil	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended April 30, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and
b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended April 30, 2007 and the prior fiscal year. and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this 6th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Ellen Clements"

Ellen Clements
President, CEO and Director

KETTLE RIVER RESOURCES LTD

PROXY

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
TO BE HELD OCTOBER 15, 2007.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned shareholder ("Registered Shareholder") of **KETTLE RIVER RESOURCES LTD**. (the "Company") hereby appoints Ellen Clements , a director of the Company, or failing him Larry Widmer, a director of the Company, or instead of the foregoing _____________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The **Registered Shareholder** hereby directs the proxyholder to vote the securities of the Company registered in the name of the **Registered Shareholder** as specified herein.

1) Appointment of **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

VOTE FOR __ VOTE WITHHELD___

2) Fixing the number of directors at 4.

VOTE FOR ___ AGAINST ___

3) Election of the following persons to the Board of Directors of the Company.

Ellen Clements	VOTE FOR___	WITHHOLD___
Larry Widmer	VOTE FOR___	WITHHOLD___
Stephen Levano	VOTE FOR ___	WITHHOLD__
Gerald H. Rayner	VOTE FOR ___	WITHHOLD__

4) Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

VOTE FOR __ AGAINST ___

5) Authorize:

a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;
c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

VOTE FOR __ AGAINST __

6) Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST__

7) Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST__

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED and SIGNED this __ day of __, 2007.

____
NAME (Please Print)

____
SIGNATURE

____

____
Address of Shareholder

____
Number of shares held

INSTRUCTIONS FOR COMPLETION OF PROXY

NOTES

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person.* To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, COMPUTERSHARE INVESTOR SERVICES INC., 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9, by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

KETTLE RIVER RESOURCES LTD.
FINANCIAL STATEMENT REQUEST FORM

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") to those statements.

If you wish to receive copies of the annual and quarterly interim financial statements and corresponding MD&A to those statements for 2008 for Kettle River Resources Ltd. (the "Company"), please complete this form and **PLEASE MAIL, FAX OR EMAIL TO:** KETTLE RIVER RESOURCES LTD.

Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259 or
kettle@sunshinecable.com

☐ Please send me ONLY the audited financial statements and the annual MD&A.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

☐ Please send me BOTH the audited financial statements and quarterly interim financial statements and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com or on the Company's website at www.kettleriver.com.

I confirm that I am a shareholder of the Company.

DATED:____________________, 2007

____
Signature

____
Name of Registered/Non-Registered Shareholder-Please Print

____
Address

____
Postal Code

Fax Number ______________________

Name and title of person signing if different from name above.

____

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)

____

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

1st quarter
July 31, 2007

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the three months ended July 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	July 31, 2007	April 30, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 61,967	$ 57,402
Guaranteed investment certificate	250,000	Nil
Accrued interest and other amounts receivable	10,425	8,562
Marketable securities (Note 3)	74,098	74,098
Prepaid expenses	3,034	3,416
	399,524	143,478
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 4)	66,145	66,945
Mineral Properties (Note 5)	3	3
Cash and cash equivalents	$ 470,672	$ 215,426
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 47,420	$ 101,464
Shareholders' and director's loans (Note 8)	7,484	360,582
Loan payable (Note 9)	Nil	304,853
	54,904	766,899
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 6)	11,983,358	10,880,739
Contributed Surplus (Note 6f)	570,567	265,351
Deficit accumulated in the exploration stage – Statement 2	(12,138,157)	(11,697,563)
	415,768	(551,473)
	$ 470,672	$ 215,426

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

		For three months ended July 31, 2007		2006
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$	374,610	$	147,659
Less: Government Assistance		Nil		Nil
		374,610		147,659
ADMINISTRATIVE COSTS				
Accounting, audit & legal		9,133		7,078
Advertising, promotion & printing		3,398		4,877
Amortization		113		141
Licenses, insurance, and transfer agent fees		12,959		3,064
Management, salary & wages (net of recoveries)		13,479		3,482
Office & sundry		6,188		1,126
Office building expenses		1,211		2,144
Stock compensation expense		17,136		31,036
Telephone		391		382
Travel and accommodation		2,628		916
		66,636		54,246
OTHER EXPENSES (INCOME)				
Gain on sale of securities		Nil		(17,216)
Gain on disposal of capital assets		Nil		(1,502)
Interest and US Exchange adjustment		(652)		(842)
		(652)		(19,560)
GAIN (LOSS) FOR THE PERIOD		(440,594)		(182,345)
DEFICIT, BEGINNING OF PERIOD	$	11,697,563	$	9,599,682
DEFICIT, END OF PERIOD	$	12,138,157	$	9,782,027
Gain (Loss) per share, basic and diluted	$	(0.03)	$	(0.02)
Weighted average number of Shares outstanding		17,575,456		10,785,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31, 2007	2006
Cash Flows from Operating Activities		
Gain (Loss) for the period	**($ 440,594)**	($ 182,345)
Add: Items not involving cash		
Amortization	**800**	913
Gain on sale of Securities		(17,216)
Gain on disposal of capital assets		(1,502)
Stock compensation	**17,136**	31,036
	(422,658)	(169,114)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	**382**	585
Decrease (increase) in accounts receivable	**(1,864)**	(1,373)
Increase (decrease) in amounts due to directors	**(353,098)**	1,369
Increase (decrease) in Loan payable	**(304,853)**	Nil
Increase (decrease) in accounts payable	**(54,044)**	392
	(1,136,135)	(168,141)
Cash Flows from Financing Activities		
Shares issued for cash	**1,390,700**	Nil
	1,390,700	Nil
Cash Flows from Investing Activities		
Acquisition of capital assets	**Nil**	Nil
Proceeds from sale of securities	**Nil**	19,086
Proceeds from sale of capital assets	**Nil**	1,505
	Nil	20,592
Increase (decrease) in Cash	**254,565**	(147,550)
Cash, and term deposits, beginning of period	**57,402**	208,125
Cash and term deposits, end of period	**$ 311,967**	$ 60,575
Supplementary Schedule		
Amortization of capital assets to mineral properties	**$ 688**	$ 772
Non-monetary transactions		
Stock compensation	**$ 17,136**	$ 31,036

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the Three months ended July 31, 2007 and 2006

Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has working capital of $344,620 as at July 31, 2007 and has accumulated losses of $12,138,157. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 21,456,711 for net proceeds of $11,938,358 averaging $0.56 per share. The share price prior to September 18, 2007 was last at $0.20.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2007.

3. MARKETABLE SECURITIES

	July 31, 2007	April 30, 2007
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 74,098	$ 76,592
Disposals during the period	Nil	2,494
Closing balance – lowest recorded market price	$ 74,098	$ 74,098

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on July 31, 2007, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.19 on July 31, 2007.

4. PROPERTY, PLANT AND EQUIPMENT

				July 31, 2007	April 30, 2007
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$10,000	$ 10,000
Paving	8%	4,860	2,749	2,111	2,155
Buildings	4%-5%	86,401	36,210	50,191	50,698
Mining equipment	30%	117,557	115,859	1,698	1,835
Office equipment	20%	53,972	51,829	2,143	2,255
Trailer	30%	8,890	8,888	2	2
		$281,680	$ 215,535	$ 66,145	66,945

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES - continued

Exploration Expenditures by Property For the period ended July 31,2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 688	$ -	$ -	$ 688
Assaying	14,684	-	-	14,684
Assessment, filing fees, membership	532	-	-	532
Direct charges – wages	8,800	3,500	-	12,300
Exploration costs 1)	60,617	280,175	25	340,817
Property costs & acquisition	494	-	-	494
Storage (samples& equipment)	1,381	-	-	1,381
Property and Mineral taxes	1,577	-	-	1,577
Travel & accommodation	60	2,076	-	2,136
TOTAL:	$ 88,833	$ 285,751	$ 25	$ 374,609

Exploration Expenditures by Property For the period ended July 31, 2006	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 772	$ -	$ -	$ 772
Assaying	-	-	-	Nil
Assessment, filing fees, membership	545	-	-	545
Direct charges – wages	2,700	2,600	-	5,300
Exploration costs 1)	6,128	130,450	-	136,578
Legal & miscellaneous	535	-	-	535
Property costs & acquisition	93	-	-	93
Storage (samples & equipment)	1,475	-	-	1,475
Property and Mineral taxes	1,613	-	-	1,613
Travel & accommodation	748	-	-	748
Total:	$ 14,609	$ 133,050	$ Nil	$ 147,659

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (40%), Dentonia Resources Ltd. ("Dentonia") (40%), and Horseshoe Gold Mining Inc. ("Horseshoe") (20%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture -

DHK has a 10.774% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine"). The WO JV is currently undergoing a bulk sample with results to determine grade and diamond value expected by early

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the Three months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES, continued

c) DHK DIAMONDS INC. – Northwest Territories: - continued

WO Joint Venture - continued

September 2007. The results are necessary in determining production feasibility.

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During the 2007 program, an additional kimberlite (Genie) was added to the three new kimberlites discovered in 2006. Micro diamond results from tested kimberlites have returned positive results to date.

d) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest the Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

e) NAKET - Nunavut: 50%:

This property was written off as of April 30, 2007.

The Company, jointly with New Nadina Explorations Limited ("New Nadina") has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data is entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bore 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between them, Kettle River spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624.

In April 2007, the project consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 will be negotiated.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Proceeds	Value
Balance before repurchased shares at April 30, 2006	**11,297,611**			**$ 10,585,215**
Less repurchased treasury shares at cost	(256,000)	(i)		(698,854)
Balance after repurchased shares at April 30, 2006	**11,041,611**			**$ 9,886,361**
Issued during period:				
Repurchased Shares issued for Debt Settlement	256,000	(i)		698,854
				(Note 6(e)
Private Placement - February 21, 2007	2,750,000	(ii)	$412,500	299,124
Private Placement Finder Fee shares	176,000	(ii)		(3,600)
Balance at April 30, 2007	**14,223,611**			**$ 10,880,739**
Issued during period:				
Private Placement closed August 2, 2007				(Note 6(e)
(May 24, 2007 and July 20, 2007)	5,233,100	(iii)	$1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(iv)		379,000
Balance at July 31, 2007	**21,456,711**			**$ 11,983,358**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt in the amount of $81,975 for 256,000 shares which had been previously acquired by the Company. This results in $616,879 adjustment to the deficit.

(ii) The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and 176,000 in common shares were paid. Proceeds of $412,500 were allocated $299,124 to shares and $113,376 to warrants (Note 6 (e)). The hold period expired June 25, 2007.

(iii) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expire Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units have a hold expiring November 21, 2007 with warrants up to July 21, 2008. Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (e)).

(iv) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period related to this placement expires October 15, 2007.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL - continued

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.25	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Balance July 31, 2007	**9,688,100**		**$ 2,674,930**	

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the Forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares.

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and will expire June 14, 2008.

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. October 27, 2005 the Company granted 350,000 director options at an exercise price of $0.25 for a period of five years. The closing market share price on the business day immediately prior to the grant date was $0.43. On April 11, 2007 Options for 650,000 shares were granted at an exercise price of $0.20 for a period of five years to directors. The closing market share price on the business day immediately prior to the grant date was $0.20.

As at July 31, 2007 there were 1,000,000 (July 31, 2006 - 450,000) options outstanding.

Summary of the Company's options at July 31, 2007:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	350,000	1) $0.25	October 27, 2010
April 11, 2007	650,000			650,000	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 pending disinterested shareholder approval.

As of July 31, 2007 350,000 options have vested

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Nine months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL, continued

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

During the period ended July 31, 2007, 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $17,136 of the fair value has been recorded in the Company accounts for the period.

f) Contributed Surplus

Details are as follows:

		2007		2006
Balance – Beginning of year	$	**265,351**	$	62,071
Value of warrants (1) *(Note 6 b iii)*		**288,080**		Nil
Transferred to share capital upon exercise of options		**Nil**		Nil
Fair value of stock-based compensation *(Note 6e)*		**17,136**		31,036
Balance – End of year	$	**570,567**	$	93,107

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	July 20, 2007
Stock Price	$ 0.21	$ 0.17
Exercise Price	$ 0.30	$ 0.30
Expected life of warrants in years	1.00	1.00
Risk free interest rate	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00%
Expected Stock volatility	110%	110%
Number of warrants granted	2,800,100	2,433,000

7. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2007, $7,484 is owed to directors. For the period ended July 31st the Company incurred the following expenses with related parties:

		2007		2006
To directors for telephone and office to offset expenses incurred in conducting company affairs	$	**1,800**	$	1,800
To a director who is the president for management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).		**19,275**		19,275
To directors who are not employees, for administration.		**9,000**		1,600
To a director who is a geological engineer for consulting services.		**Nil**		Nil
Total	$	**30,075**	$	22,675

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Nine months ended July 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

7. RELATED PARTY TRANSACTIONS - continued

During the period $8,897 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION
No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

9. SUBSEQUENT EVENTS:
September 4, 2007: Kettle River Resources Ltd. (the "Company") has entered into a non-brokered private placement, raising up to $400,000 at 20 cents, issuing up to two million units. Each unit will consist of one common share and one half non-transferable share purchase warrant. A full warrant will entitle the holder to purchase one additional share of the Company for a period of two years from closing at an exercise price of 35 cents per share.

Proceeds from the placement will be used for meeting DHK Diamonds Inc. contributions to the WO (DO27) NWT diamond project, Greenwood Area (Minnie Moore) exploration and for general corporate funds. The private placement proposed is subject to all necessary regulatory approvals.

DIRECTORS AND POSITIONS:

Ellen Clements *, President and CEO
Larry Widmer, Corporate Secretary and CFO
Gerald Rayner *
Stephen Levano *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Three months to July 31, 2007

Management Discussion & Analysis

September 18, 2007

Note to Reader

The interim financial statements for the three months ended July 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

September 18, 2007

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended July 31, 2007

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 688	$ -	$ -	$ 688
Assaying	14,683	-	-	14,683
Assessment, filing fees, membership	533	-	-	533
Direct charges – wages	8,800	3,500	-	12,300
Exploration costs	60,617	280,175	25	340,817
Property costs & acquisition	494	-	-	494
Storage (samples& equipment)	1,381	-	-	1,381
Property and Mineral taxes	1,577	-	-	1,577
Travel & accommodation	60	2,076	-	2,136
Total:	**$ 88,833**	**$ 285,751**	**$ 25**	**$ 374,609**

During the period ended July 31, 2007 a total of $374,609 (2006 - $147,659) was spent on mineral property activities as shown in the above table.

First Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was conducted in 1994 with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements, with varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Blocks were abandoned.

WO Joint Venture DO27 – Diamond Property: (Peregrine Diamonds Ltd. & Archon Minerals Ltd.)

On Aug 10, 2006 a budget for $15,822,190 was approved to fund (DHK 20%) the summer 2006 bulk sample on the DO18 and the north east lobe of DO27 and included fall diamond drilling and over budget expenditures from the 2006 bulk sample. Kettle River deposited by the due date its $1.06 million share to DHK. Shareholders Dentonia Resources Ltd. and Horseshoe Mining Inc. failed to make their contributions. DHK then failed to make its joint venture payment and DHK was diluted from 20% to its current holding of 10.77%.

The Company has increased its shareholdings in DHK to 40% due to the necessity of contributing 50% of funds to meet the DHK portion of the WO JV cash calls. The Company reports contributions to budgets as exploration costs. During the year ended 2007 costs of $1,202,387 (2006 - $946,189) were incurred: Exploration costs of $1,179,066, (2006 -$908,554) legal and miscellaneous fees of $8,274 (2006 - $16,126), dues and memberships of $300 (2006 - $300) and $12,400 (2006 – $17,300) for management and related expenses, and $2,347 (2006 - $3,909) for administrative travel costs.

<u>DO27 Bulk Sample Results</u>: (quoted from W.Purcell summary Sept 18, 2007) "On Sept. 18, 2008 diamond count results from the 2007 bulk sampling program were announced. There were 1,693 carats of diamonds recovered from 1,939 tonnes of pyroclastic kimberlite taken from the main and northeastern lobes of the DO-27 pipe, good for a grade of 0.87 carat per tonne. The full test this year delivered 1,724.57 carats from 2,520 tonnes of material, which yields a grade of 0.68 carat per tonne.

The stone sizes in this sample are bigger than previously found. Diamonds larger than a six-millimetre screen weighed 117.25 carats in the 2007 test, and those stones provided 7.5 per cent of the total diamond weight. In the 2006 sample, the six-millimetre stones contributed just 4.3 per cent of the parcel and most of those gems came from the northeastern lobe, not the main vent. There were 670.52 carats of diamonds that sat on a three-millimetre sieve in its 2007 bulk sample, and those gems provided 42.7 per cent of the parcel. Meanwhile, the 2006 test delivered 120.92 carats larger than a three-millimetre cut-off, and those diamonds accounted for just 31.7 per cent of the parcel.

The diamond size distribution curve is clearly superior in the latest sample and that bodes well for the diamond value, but larger samples are expected to flesh out the numbers of stones in the larger size bins. That expectation is a key reason why modelled diamond values typically exceed actual valuations by a substantial margin.

The sample produced a number of diamonds that appear to be of top quality. Some of those stones appeared in a small test in 2005, but the largest gems in the 2006 sample were generally of inferior quality. The latest test confirms that much of the DO27 value will come from a small number of big, valuable gems. That is normal in an economic diamond deposit, and their presence is an encouraging sign for the project."

The September 18, 2007 news release is provided and contains a list of the more important diamonds.

<u>Pellatt Lake Property:</u>

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property from Kennecott Canada Explorations Inc, (KCEI) which contained a diamondiferous dyke like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An agreement remains in good standing where Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 200 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

A report on drilling specific targets is expected shortly.

<u>Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:</u>

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). Another kimberlite discovered in 2007, Genie has been added to the three 2006 kimberlite discoveries where micro diamonds returned positive results.

Results are pending on the approximate two tonne kimberlite sample acquired from the RIP pipe. In addition, Kettle River owns 1.7 million free trading shares of New Nadina.

Saskatchewan – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 37 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the year $25 (2006 - $ Nil) was expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended July 31, 2007

	2007 Exploration Program	Phoenix	Bluebell	Tailings	Tam O'Shanter	Greenwood Area TOTAL
Amortization	$ -	$ 172	$ 172	$ -	$ 344	$ 688
Assaying	14,683	532	-	-	-	15,215
Direct charges – wages	5,700	1,500	1,000	600	-	8,800
Exploration costs	60,567	25	25	-	-	60,617
Property costs & acquisition	-	-	-	494	-	494
Storage (samples& equipment)	-	478	425	-	478	1,381
Property & Mineral taxes	-	1,229	349	-	-	1,578
Travel & accommodation	60	-	-	-	-	60
Total:	$ 81,010	$ 3,936	$ 1,971	$ 1,094	$ 822	$ 88,833

The Greenwood Area Properties are grouped according to geographical area and accounting purposes. At this time, the 2007 Exploration Program is segregated for reporting purposes and covers mainly the Phoenix and Bluebell areas. A team of four prospectors, under the supervision of Linda Caron, MSc, PEng commenced work in early May with following up encouraging soil geochemistry results in selected areas. Initial grab sample results were issued in the August 27, 2007 news release. Reporting of the finds are described below: The $81,010 expenditure reported above relates mainly to mapping, prospecting, sampling, soil sampling and assaying in the selected areas. The Company is very encouraged with the program results to date. This program is currently focused on the Minnie Moore epithermal zone saving the Battle and Bullion zones for next year as further funding and resources become available.

Phoenix Mine Area

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. The Marble prospect was taken to a quarry lease and fees paid. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish.

During the period a total of $3,936 was expended (2006 - $7,893). Recording of work programs and generation of reports with wage costs of $1,500.

Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters, situated approximately 800 meters from the former Phoenix Mine. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling is being completed in preparation for drilling. The topography precludes trenching.

Bluebell-Summit Property

Limited exploration was conducted and costs of $1,971 (2006 - $5,191) relate to sample and core storage, mineral taxes and wage costs. Refer to work description described under Phoenix Mine Area. Both the Minnie Moore and Homestake showings are located within the Bluebell group.

Minnie Moore – Gold-Silver Epithermal Discovery:

High silver values, 2,027 grams per tonne ("g/t"), encouraging gold values of 3.3 g/t, plus elevated base metals were found in a select grab sample during the spring 2007 prospecting program. Subsequent trenching exposed a limestone-hosted epithermal siliceous breccia zone. This is a new discovery and untested by any previous exploration. Diamond drilling will test the zone and Beaupre Drilling has been contracted for fall program.

Results from chip sampling the two exposed pits and the nearby trench are expected in September-October 2007. As well select samples across the width have been submitted for analysis with results pending. Further excavation work is scheduled for the end of September in anticipation of increasing the zone exposure prior to diamond drilling.

Homestake Zone:

Gold-copper mineralization was found west and southwest of the Minnie Moore epithermal vein and approximately 500 meters northwest of the historic Emma Mine. A steeply dipping zone of massive pyrrhotite was exposed by trenching accounting for the gold values sampled during prospecting.

No exploration of significance was conducted on other groups within the Greenwood Area holdings and costs allocated mainly relate to core storage, amortization and maintenance.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2006 and April 30, 2007 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
1st Quarter 2008	$ (440,594)	(0.03)	$ 470,672	$ 54,904
4th Quarter 2007	(872,271)	(0.07)	215,426	766,899
3rd Quarter 2007	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	(211,208)	(0.03)	369,922	140,498

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the three month period ended July 31, 2007.

For the current period, the Company experienced a net loss of $440,594 or $0.03 per share compared to a loss of $182,345 or $0.02 per share the previous year.

Operating expenses of $66,636 for the period, arising from general and administrative costs, (2006 - $54,246) increased from the previous year. During the current period, travel & accommodation increased by $1,712, stock compensation costs were $17,136 (2006 - $31,036), office and sundry expense increased by $5,062, accounting, audit and legal increased by $2,055, licences, insurance and transfer agent fees increased by $9,895, management, salary & wages increased by $9,997 while advertising promotion and printing decreased by $1,479.

Property exploration costs increased to $374,610 from $147,659 during the same period the previous year and the increase is attributed to higher exploration costs on the DHK WO Project and on property in the Greenwood Area. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has working capital of $344,620 as at July 31, 2007 and has accumulated losses of $12,138,157. Since inception, the Company has been successful in funding its operations and at July 31, 2007 had net issued shares of 21,456,711 for net proceeds of $11,983,358 averaging $0.56 per share. Kettle River shares traded at $0.20 on September 17, 2007. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the July 31, 2007 Financial Statement

Liquidity

The financial statements for the period ended July 31, 2007 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2007, Kettle River had working capital deficit of $344,620 compared to working capital deficit of $623,423 at April 30, 2007.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2007 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At July 31, 2007, there is a receivable from New Nadina Explorations Limited for $3,385. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2007, $7,484 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2007 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

OPTIONS GRANTED

April 11, 2007: Kettle River Resources Ltd.(TSX-V: KRR) (the "Company") pursuant to its stock option plan and subject to regulatory approval, has granted incentive options to directors for the purchase of a total of 650,000 common shares in its capital. The options are exercisable on or before April 11, 2012, at the price of $0.20 per share.

ON BEHALF OF THE BOARD

Ellen Clements, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

PRIVATE PLACEMENT INCREASES TO $1MILLION

April 24, 2007: Kettle River Resources Ltd.(TSX-V: KRR) (the "Company") announces that it is continuing with the non-brokered private placement first announced on March 26, 2007 and is increasing the amount to be raised from $800,000 to $1,000,000 with the issuance of 5,000,000 units. There is no change in the terms with each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of $0.30 per share.

The share price at the close of trading on March 26, 2007 was $0.20 and the closing price on April 23, 2007 was $0.22.

Proceeds from the placement will be used for meeting DHK Diamonds Inc. cash call contributions where required to the WO Joint Venture Diamond Project located in the Northwest Territories and for general corporate funds. The private placement proposed herein is subject to all necessary regulatory approvals.

On Behalf of the Board,

Ellen Clements,
Director, President & CEO

For further information contact Ellen Clements at 1 800 856- 3966
or Larry Widmer 250 878 5099

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

OPTION PRICE AMENDED

May 10, 2007: Kettle River Resources Ltd. (TSX-V: KRR) (the "Company") announces that the TSX Venture Exchange has conditionally accepted amendments as to the exercise price on 350,000 directors' incentive stock option agreements dated October 27, 2005.

The options are exercisable up to October 27, 2010 at a price of $0.25 per share.

ON BEHALF OF THE BOARD

"signed"

Ellen Clements,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

NEWS RELEASE

$400,000 NON-BROKERED FLOW-THROUGH PRIVATE PLACEMENT

May 14, 2007 – Kettle River Resources Ltd. (the "Company") announces that it has arranged a non-brokered private placement of up to 1,600,000 flow-through shares at a price of $0.25 per share. A finder's fee may be payable in connection with this private placement.

Proceeds from the placement will be used for exploration work on the Company's 100% owned mineral exploration properties in the Greenwood Area located in southern British Columbia. Linda Caron, M.Sc, P.Eng will be the qualified person on this project.

The placement is subject to all necessary regulatory approvals.

ON BEHALF OF THE BOARD

"signed"

Ellen Clements,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

NEWS RELEASE

PRICE AMENDMENT FOR FLOW-THROUGH PRIVATE PLACEMENT

May 23, 2007: Kettle River Resources Ltd. (the "Company") announces it has amended the terms of the non-brokered Flow Through private placement originally announced on May 14, 2007. The price has been revised to $0.20 per share and with the issuance of 2,000,000 shares will raise $400,000.

The placement is subject to all necessary regulatory approvals.

ON BEHALF OF THE BOARD

"signed"

Ellen Clements,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

NEWS RELEASE

RE-PRICING OF WARRANTS

July 3, 2007: Kettle River Resources Ltd. (the "Company") announces 1,530,000 warrants expiring December 4, 2007 have been re-priced to $0.25. All warrant holders have been contacted and approvals received. The warrants relate to the financing which closed Dec 4, 2005 (NR Dec 5, 2005). They were originally granted for a one year period to expire Dec 5, 2006 priced at $0.75. The expiry was extended an additional year (TSX-Venture Bulletin Nov 7, 2006) to Dec. 4, 2007. Related Finders' Fee 46,000 warrants were not eligible for extension or re-pricing and have expired.

The closing price on submission date (April 23, 2007) for TSX Venture Exchange approval was $0.22. No insiders participated in the financing.

ON BEHALF OF THE BOARD

"signed"

Ellen Clements,
Director, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

NEWS RELEASE

$400,000 NON-BROKERED FLOW-THROUGH PRIVATE PLACEMENT COMPLETED

July 3, 2007 – Kettle River Resources Ltd. (the "Company") announces that it has completed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007.

Related to this non-brokered financing, the Company has issued 2,000,000 "Flow Through" shares and finder's fees broker warrants. 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued. The warrants will expire June 14, 2008. In addition, $21,000 was paid to finders.

All of the $400,000 raised will be used for exploration work on the Company's 100% owned mineral exploration properties in the Greenwood Area located in southern British Columbia. Linda Caron, M.Sc, P.Eng is the qualified person on this project.

A program of detailed prospecting and preliminary rock sampling (310 rock samples) has been completed. This program focused on areas indicating positive gold, copper and zinc from previous geochemical work. We expect results will be received and a report provided on this phase of the program within two weeks. Application for permits to trench and diamond drill have been submitted with confirmation expected shortly.

ON BEHALF OF THE BOARD

"Signed"

Ellen Clements,
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release New Potential near former Phoenix Mine

July 24, 2007: Kettle River Resources Ltd. (the "Company") is pleased to announce encouraging results from selected areas in the Greenwood Area properties in southern British Columbia. The Greenwood Area properties are 100% owned by Kettle River Resources, cover approximately 20 square kilometres, and include the past-producing Phoenix mine (27 million tonnes at 0.9% Cu, 1.1 g/t Au).

Detailed prospecting, rock and soil sampling during 2007 has identified new zones of mineralization, untested by any previous drilling or trenching. The 2007 work program will continue into late fall with further sampling and mapping, followed by trenching and drilling.

Battle Zone: Pyrite mineralization with elevated gold, has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters, situated approximately 800 meters from the former Phoenix Mine. Soil geochemistry in this area shows a large area of anomalous gold +/- arsenic in soils. Thirteen select grab samples from old workings and from outcrop at the Battle Zone had values that exceeded 1 g/t Au including sample 40380 – 190.3 g/t Au, 40370 – 14.33 g/t Au, 40198 - 8.13 g/t Au, 40789 - 6.67 g/t Au. Mineralization occurs as stockworking pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones, hosted within Triassic Brooklyn sharpstone conglomerate (host rocks at the Phoenix deposit). Further sampling with detailed geological mapping and representative chip sampling will be completed in preparation for drill testing.

Apart from a single 1991 drill hole, Battle Mountain (Canada) Inc, which intersected several zones of elevated gold, including 14.70 g/t Au over 0.4 m, 8.54 g/t Au over 0.7 m, 3.63 g/t Au over 0.7 m and 3.36 g/t Au over 1.0 m, the Battle Zone is untested.

Approximately one kilometer to the northeast and on-strike with the Battle Zone, a strong gold-copper +/- silver, arsenic soil anomaly has been defined over an area measuring 500 meters long by 100-400 meters wide. The area has little or no outcrop and is suitable for trenching where the topography of the Battle Zone precludes trenching.

Emma, Minnie Moore: New potential has been exposed in outcrop and subcrop on the Minnie Moore Crown Grant northeast of the former Emma Mine and 600 meters on-strike of a known epithermal quartz breccia vein. The southernmost known portion of the vein was drill tested in 1997 with poor results. Prospecting during the current program on-strike to the north has resulted in very high silver values as well as elevated base metals from exposures of similar epithermal veining. Select grab sample 40721 returned the highest precious metal values to date, with 3.3 g/t Au and 2,027 g/t Ag, plus 2,459 ppm Zn and 1,447 ppm Pb. Other grab samples of interest include 40715 –578 g/t Ag; 40112 –440.4 g/t Ag; 40720 – 282.5 g/t Ag. The average vein width of the northern extension is unknown, although one outcrop shows a width of 10 meters. Trenching will expose the vein for representative chip sampling as soon as permitting allows. Diamond drilling will follow.

Homestake Zone: A new area of gold-copper mineralization has been uncovered on the former Homestake Crown Grant 500-750 meters west-southwest of the Minnie Moore epithermal vein discovery, and approximately 500 meters northwest of the historic Emma Mine. A steeply dipping zone of massive pyrrhotite is exposed intermittently over a strike length of about 120 meters at the Homestake zone. Where exposed, the mineralization ranges up to 1.5 meters in width. Sample 40103 returned 10.56 g/t Au, along with 11.8 g/t Ag and 6981 ppm Cu. Other samples of interest include sample 40104 – 7.88 g/t Au, 5347 ppm Cu; 40728 – 6.74 g/t Au, 4580 ppm Cu; 40729 – 4.80 g/t Au. The area is untested by any recorded previous rock or soil geochemistry or by any trenching or diamond drilling. A soil geochemical grid has been established over the area. Results are pending.

Note that all samples to date have been select grab samples. The results of select grab sampling are not representative of overall grade and should not be interpreted as such. Analytical work was completed by Assayers Canada. Check gravimetric fire assays were done on all samples returning significant gold values.

Exploration is ongoing with trenching expected to commence in August. Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who is supervising the 2007 work program and who has reviewed and approved the content of this news release.

ON BEHALF OF THE BOARD

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

July 24, 2007

PRELIMINARY SCRUBBING TESTS SHOW POTENTIAL TO SUBSTANTIALLY INCREASE DIAMOND GRADE AT DO-27 VIA PRE-CONCENTRATION OF KIMBERLITE

Peregrine Diamonds Ltd. has reported preliminary kimberlite scrubbing test results on its DO-27 kimberlite, Northwest Territories, Canada, from AMEC Americas. These tests show that the kimberlite can be preconcentrated by using simple, relatively inexpensive, water-based scrubbing technology with minimal crushing, resulting in a substantial increase in diamond grade of the resulting concentrate. This could have important positive implications on operating and capital costs of a potential future mining operation at DO-27.

As the top of the DO-27 kimberlite varies from approximately nine metres to 52 metres of depth, the scrubbing tests were conducted on the kimberlite interval from 61 metres to 275 metres of depth to ensure no contamination from overburden. In the upper portions of DO-27 (from 61 metres to 121 metres of depth) an estimated 90 per cent of the kimberlite was eliminated by way of a relatively quick, three- to four-minute scrubbing test run. All of the kimberlite removed by scrubbing was less than one millimetre (mm) in size meaning that only very small and economically insignificant diamonds would be lost in the scrubbing process. This is considered a substantial degree of preconcentration and would result in the upgrading of the remaining kimberlite by a factor of 10:1 (that is, if the initial mined grade of the kimberlite is 0.9 carat per tonne, the resulting scrubbed and screened kimberlite concentrate reporting to the processing plant would grade nine carats per tonne). The same scrubbing test procedures applied to deeper, more competent kimberlite intervals showed upgrading potential of 3.3:1 (from 121 metres to 181 metres of depth) and 1.8:1 (from 181 metres to 275 metres of depth). The results of these initial tests are shown in the scrub test results table.

SCRUBBING TEST RESULTS

DO-27 test depth interval (m	% of kimberlite removed by scrubbing (three- to four-minute test)
61 to 121	90
121 to 181	70
181 to 275	57

The laboratory-scale scrubbing tests were completed using 352 kilograms of kimberlite core from DO-27. The tests were conducted at SGS Lakefield, Ontario, and overseen by AMEC Americas, which is completing an internal preliminary technical assessment (PTA) report on the DO-27 kimberlite. The PTA is investigating various potential mining and processing scenarios for DO-27.

The scrubbing tests consisted of exposing various intervals of DO-27 kimberlite to water scrubbing in a screened (less than one millimetre) revolving trommel, analogous to a placer mining operation's washing plant. As DO-27 kimberlite is quite soft and fine-grained, the engineering concept is to remove as much of the finer (less than one millimetre) kimberlite as possible prior to further diamond recovery processing (crushing, dense media separation and X-ray sorting).

As this softer and finer kimberlite material is removed by scrubbing, the remaining kimberlite is preconcentrated and upgraded (significant increase in diamond grade of the remaining material). This preconcentration can result in a smaller and more efficient processing plant, and the minimization of associated infrastructure than typically required for other Lac de Gras, NWT, kimberlites, or the ability to economically transport the concentrated kimberlite to a third party processing facility, either of which could have a significant positive effect on potential project economics. These preliminary test results are encouraging and the feasibility of using this procedure in a full-sized commercial mining operation is being investigated through additional testwork.

Further tests are also being planned to determine if more of the kimberlite, including more competent kimberlite from the deeper regions of DO-27, can be further concentrated by using higher water pressure scrubber technology resulting in an even greater degree of overall preconcentration from this prospective mineral deposit.

The current PTA engineering work will also examine the concept of mixing (co-mingling) the scrubbed kimberlite waste slurry with the granite from mine stripping. Co-mingling of the processed kimberlite waste with the granite, as opposed to a conventional processed kimberlite containment facility, could also have a significant positive effect on potential project economics and mine reclamation/closure costs.

The PTA is expected to be completed in September, 2007, although optimization studies will be continuing beyond that date. In addition, the processing of the 2007 bulk sample (2,651 wet tonnes) is currently on schedule to be completed at the end of August, 2007 (see news release in Stockwatch dated June 6, 2007).

AMEC Americas' Dr. Lynton Gormely has reviewed the content of this news release. Dr. Gormely is a qualified person as defined by National Instrument 43-101.

ON BEHALF OF THE BOARD

'signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

C:\Documents and Settings\Ellen Clements\Desktop\NR072407-WO\PD072407.doc

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release **Kettle River Financing Closed**

August 2, 2007: Kettle River Resources Ltd. (the "Company") has completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007 and April 24, 2007 having received TSX Venture final approval on July 26, 2007.

The Company has issued a total of 5,233,100 units that include 5,058,500 from subscribers and 174,600 for Finders' Fees. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable from one year of closing, to purchase 1 common share of the Company at a price of $0.30. A total of $1,011,700 was realized. There was no cash paid to any finders. Insiders of the Company subscribed to 781,000 units.

Tranche one dated May 24, 2007 issued 2,800,100 units with a 4 month hold expiring Sept. 25, 2007 with the warrants expiring May 24, 2008. The final tranche closed July 20, 2007 issuing 2,433,000 units with the hold expiring November 21, 2007 and warrants on July 21, 2008.

The funds raised are for the WO Joint Venture Diamond Project located in the Northwest Territories and for general corporate funds. The Company, as at August 1, 2007 owns 40% of DHK Diamonds Inc. which holds a participating 10.78% interest in the project. The operator has indicated results of the bulk samples will be provided near the end of August, well before the next payment due on October 1, 2007.

ON BEHALF OF THE BOARD

'Signed'

Ellen Clements, Director

President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX Venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

Gold-Silver epithermal discovery on Minnie Moore

August 27, 2007: Kettle River Resources Ltd. (the "Company") is encouraged by the outcome of the ongoing excavator trenching program on its 100% owned Phoenix and Bluebell properties in the Greenwood Area. To date, 309 lineal meters of trenching has been completed in 9 trenches, at the Minnie Moore and Homestake showings. 112 representative chip samples have been collected from the excavator trenches, and have been submitted to Acme Analytical Laboratory in Vancouver, for analysis.

As previously released (NR July 24, 2007), initial surface grab samples from the Minnie Moore showing returned values as high as 3.3 grams per tonne ('g/t') gold and 2,027 g/t silver, plus 2,459 parts per million ("ppm") zinc and 1,447 ppm lead. Follow-up sampling confirmed the high silver values, with results to 1116 g/t silver, 1.7 g/t gold plus 1,084 ppm copper, 1,610 ppm lead and 3,747 ppm zinc.

The Minnie Moore showing is a limestone-hosted epithermal siliceous breccia zone that was discovered during the Company's 2007 spring-summer prospecting program. It is a new discovery that is untested by any previous trenching or drilling.

Trenching is ongoing elsewhere on the property, and will test two additional targets resulting from the 2007 work program. An area of anomalous gold in rock samples two kilometers north of the Phoenix mine will be tested, as well as an area of anomalous gold and copper in soils on the Snowshoe grid.

A fall drill program is planned and a contract has been signed with Beaupre Drilling of Princeton.

Linda Caron, MSc, PEng, is the qualified person under National Instrument 43-101 who is supervising the 2007 work program, and who has reviewed and approved the content of this news release.

ON BEHALF OF THE BOARD

'Signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

$400,000 NON BROKERED PRIVATE PLACEMENT

September 4, 2007: Kettle River Resources Ltd. (the "Company") has entered into a non-brokered private placement, raising up to $400,000 at 20 cents, issuing up to two million units. Each unit will consist of one common share and one half non-transferable share purchase warrant. A full warrant will entitle the holder to purchase one additional share of the Company for a period of two years from closing at an exercise price of 35 cents per share.

Allowable commission may be payable in compliance with the guidelines of the TSX Venture Exchange policies.

The share price at the close of trading on August 30, 2007 was $0.16.

Proceeds from the placement will be used for meeting DHK Diamonds Inc. contributions to the WO (DO27) NWT diamond project, Greenwood Area (Minnie Moore) exploration and for general corporate funds. The private placement proposed herein is subject to all necessary regulatory approvals.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

2007 DO-27 Bulk Sample Results Confirm Grade of Main Lobe at 0.89 Carats/Tonne 1,724.57 Carats of Diamonds Recovered, Including Fancy Yellow Gems

September 18, 2007: Kettle River Resources Ltd. (the "Company") reports the following results from the 2007 bulk sample from the nine hectare DO-27 kimberlite pipe, WO Diamond Project, NT, Canada. The Company currently owns 40% of DHK Diamonds Inc. which has a contributing 10.78% interest in the WO Joint Venture.

The 2007 bulk sample average modelled grade for the Main Lobe pyroclastic kimberlite (PK) is 0.89 carats per tonne (89.13 carats per hundred dry tonnes), confirming Peregrine's previous bulk sample estimates of 0.90 carats per tonne in 2005 and 0.88 carats per tonne in 2006. This Main Lobe PK lithology represents at least 80% of the DO-27 kimberlite complex.

In total, 18,371 diamonds greater than +1 DTC sieve size (approximately +1.1 millimeter), comprising 1,724.57 carats, with an average stone size of 0.094 carats per stone, were recovered from approximately 2,520 dry tonnes of kimberlite from all lithologies in the Main and Northeast Lobes of DO-27 in the 2007 bulk sample.

The twenty largest diamonds recovered in 2007 are 9.45, 7.03, 6.03, 5.17, 4.84, 4.35, 4.19, 3.62, 3.48, 3.38, 3.23, 3.18, 3.12, 3.08, 3.03, 2.86, 2.82, 2.67, 2.53, and 2.48 carats, with twelve of these stones being gem or near gem-quality. Of particular interest is the recovery of fancy yellow gem-quality diamonds, including a very high quality, 4.35 carat stone. This is the first occurrence of fancy colored gems being recovered from DO-27.

The 2007 bulk sample tonnage was obtained from 28 large diameter (24"-28") drill holes (LDD) completed to a maximum depth of 295 meters below surface. Extracted kimberlite tonnage estimates were calculated using a down-hole caliper and a three-dimensional density model of the various kimberlitic lithologies prepared by AMEC Americas Ltd. As some of the LDD holes were drilled to achieve maximum kimberlite volume extraction, these particular holes were not suitable for tonnage estimation and grade calculations and therefore have been omitted from those calculations; however, all recovered diamonds can and will be used for diamond valuation.

Since different sizes and types of bottom size screens were used in the 2005, 2006 and 2007 bulk sample drilling and processing, all grade results were normalized to a uniform datum of a 1.0-millimeter bottom screen size for the 2006 bulk sample results and a 1.4-millimeter bottom screen size for the 2007 bulk sample results, and then modelled. This procedure is in accordance with industry standard practice when calculating diamond grades from multiple bulk samples that have different bottom screen size data sets. The 2005 bulk sample was not suitable for modelling due to its small size relative to the 2006 and 2007 bulk samples.

The individual and combined 2006 and 2007 bulk sample normalized grades for the Main Lobe and Northeast Lobe PK, using LDD holes drilled for grade calculations, are summarized below:

2006 AND 2007 NORMALIZED GRADES

Year	Lithology	Tonnes	Carats	CPHT*
2006	Main Lobe PK	332.80	296.55	89.11
2006	NE Lobe PK	20.05	14.81	73.87
2007	Main Lobe PK	1616.01	1440.34	89.13
2007	NE Lobe PK	322.86	253.05	78.38
Combined	Main Lobe PK	1948.81	1736.89	89.13
Combined	NE Lobe PK	342.91	267.86	78.11

2006	Main + NE PK	352.85	311.36	88.24
2007	Main + NE PK	1938.87	1693.39	87.34
All	All combined	2291.72	2004.75	87.48

**CPHT = CARATS PER HUNDRED DRY TONNES; STONE COUNTS ARE NOT APPLICABLE TO NORMALIZED DATA*

Lithologies other than PK in the Northeast Lobe are volumetrically insignificant and therefore those particular samples were not suitable for normalized grade estimation, resulting in slightly smaller total carats recovered for 2007 in the chart above compared to the actual carats recovered (1693.39 carats versus 1,724.57 carats).

The diamond size distribution for all diamonds recovered in the 2005, 2006 and 2007 bulk samples is summarized below:

DO-27 2005-2007 DIAMOND SIZE DISTRIBUTION

DTC SIEVES	Approx. Sieve Opening	ML PK* 2005 Carats	ML PK 2006 Carats	ML PK 2007 Carats	NE PK 2006 Carats	NE PK 2007 Carats	NE Other 2006 Carats	NE Other 2007 Carats	Total 2005 Carats	Total 2006 Carats	Total 2007 Carats	Total 2005-07 Carats
+17	6 mm	9.04	1.83	95.70	14.68	21.55	3.90	3.38	9.04	20.41	120.63	150.08
+15	5.5 mm		2.73	21.03		2.61				2.73	23.64	26.37
+13	4.5 mm	4.31	11.23	63.32	3.06	15.33	1.50	4.81	4.31	15.79	83.46	103.56
+11	3.5 mm	18.16	32.42	181.81	10.60	31.44	4.42	26.03	18.16	47.44	239.28	304.88
+9	3 mm	19.63	35.13	210.69	8.24	27.04	5.13	23.81	19.63	48.50	261.54	329.67
+7	2.5 mm	13.99	30.89	178.98	8.58	29.50	3.58	19.53	13.99	43.05	228.01	285.05
+5	2 mm	40.01	80.57	415.90	16.62	65.28	10.94	53.64	40.01	108.13	534.82	682.96
+3	1.5 mm	20.96	57.00	168.15	11.16	25.35	7.76	20.12	20.96	75.92	213.62	310.50
+1	1 mm	6.15	47.87	15.59	8.84	2.08	6.44	1.90	6.15	63.15	19.57	88.87
Total		132.25	299.67	1351.17	81.78	220.18	43.67	153.22	132.25	425.12	1724.57	2281.94

**ML = MAIN LOBE; NE=NORTHEAST LOBE; DTC SIEVES HAVE ROUND APERTURES*

Howard Coopersmith, Peregrine's external Qualified Person, commenting on the 2007 results stated:

- One of the main goals in the 2007 bulk sample campaign has been to collect a larger diamond parcel for a more statistically robust and representative revenue estimate, and in particular to assess more stones in the +3 grainer (>0.75 carats) categories. This goal has been achieved.
- DO-27 contains a sub-population of well formed crystals of exceptional colour which in this year's larger parcel is showing up in the coarser sizes, and will likely represent the bulk of the total value.
- The average valuation for the 2007 sample is expected to be higher than that of the 2005 and 2006 sample due to coarser diamond size distribution and an overall increase in average diamond quality.
- Consistency of grade from the 2005, 2006 and 2007 bulk samples is positive.
- 18% of the 2007 parcel by weight occurs as stones greater than 0.50 carats.
- 4 stones are greater than 5 carats each; 22 stones are between 2 and 5 carats each; 51 stones are between 1 and 2 carats each; 219 stones are between 0.5 to 1 carats each.
- A population of fancy yellow gems is positive.

Some of the important diamonds recovered are as follows:

9.45 ct. white/grey aggregate (near gem)
6.03 ct. white (colourless) irregular (broken)
4.19 ct. white (colourless) octahedron
3.03 ct. light brown tetrahexahedroid
2.67 ct. light brown octahedron (broken)
2.48 ct. white (colourless) octahedron
2.27 ct. brown octahedron
1.77 ct. white (colourless) octahedron
1.54 ct. white (colourless) tetrahexahedroid
1.38 ct. white (colourless) octahedron
1.07 ct. fancy yellow octahedron

7.03 ct. off white octahedron (broken)
4.35 ct. fancy yellow octahedron
3.08 ct. light brown octahedron (broken)
2.82 ct. light brown octahedron
2.53 ct. white (colourless) tetrahexahedroid
2.37 ct. white (colourless) tetrahexahedroid
2.00 ct. white (colourless) octahedron
1.63 ct. white (colourless) tetrahexahedroid
1.42 ct. white (colourless) tetrahexahedroid
1.26 ct. white (colourless) cube
0.84 ct. fancy yellow octahedron

Tinus Oosterveld calculated the diamond grades for the various lithologies reported here. Mr. Oosterveld, a professional mining engineer and Qualified Person as defined by National Instrument 43-101, is regarded as one of the leading authorities in diamond resource evaluation and diamond geostatistics. He has more than 30 years of experience in diamond mine development, including nearly a decade as Ore Evaluation Consultant to De Beers and Anglo American, involved in evaluating all of De Beers' diamond properties worldwide, and an additional 15 years of experience as an independent diamond resource consultant based in South Africa.

The 2007 DO-27 bulk sample, as in previous years, was processed at the Bulk Sample Test Facility at BHP Billiton's Ekati™ Diamond Mine, NT, Canada. Diamond recovery was by standard DMS concentration, X-ray sorter and grease table recovery circuits. Although this facility is not ISO/IEC 17025 accredited, industry standard chain of custody and security protocols were adhered to and sample integrity and process recovery efficiency is considered high. In addition, extensive QA/QC, as well as internal and external audits were utilized during bulk sample extraction and processing. The kimberlite rock lithologies reported are relatively homogenous and are representative of the sampled area.

The diamonds are at BHP Billiton's Sorting and Valuation Facility in Yellowknife, NT, where they have been cleaned and are awaiting shipment to Antwerp, Belgium for valuation by independent valuators. The valuations are anticipated to be completed in November 2007. Photographs of the 4.35 carat fancy yellow gem and 4.19 carat white gem can be seen on Peregrine's web site at www.pdiam.com, under Photo Gallery/Diamond Photos. Photographs of additional DO-27 diamonds will be posted on Peregrine's web site in October 2007.

AMEC Americas Ltd is preparing an internal Preliminary Technical Assessment (PTA) report on DO-27, including a resource estimate for this mineralized deposit. The PTA, which investigates various potential mining and processing scenarios for DO-27, is currently incorporating the recent positive kimberlite pre-concentration results released by Peregrine on July 24, 2007. Additional high water pressure pre-concentration test results, which are anticipated to further enhance kimberlite pre-concentration, are expected next month and will be incorporated with the new diamond valuation results into the PTA.

The pre-concentration results received to date could have a very significant impact on potential project economics and is a prominent focus of the PTA. An average pre-concentration ratio of 5:1 for the Main Lobe PK at DO-27, for example, could result in a concentrate grade of approximately 4.5 carats per tonne.

The grade of the Main Lobe PK of 0.89 carats/tonne, before any pre-concentration, compares favorably to the published data for kimberlite pipes at BHP Billiton's Ekati™ Diamond Mine in the Annual Information Form of Dia Met Minerals, dated June 14, 2000, which reported, as part of the feasibility study, an average grade for five of the Ekati™ pipes (Fox, Sable, Panda - underground and open pit, Misery and Koala - underground and open pit) of 1.09 carats per tonne. In addition, the occurrence of fancy yellow gem diamonds at DO-27, which also occur at Ekati's™ Misery pipe, adds an important additional source of average diamond value enhancement not previously recognized at DO-27.

Howard Coopersmith and Jennifer Pell, Qualified Persons as defined by National Instrument 43-101, as well as AMEC Americas Ltd., have reviewed all procedures and data and have approved the contents of this release.

ON BEHALF OF THE BOARD

'signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

File No. Rule 12g3-2(b)

Kettle River Resources Ltd. KRR.V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
Email: kettle@sunshinecable.com

Lac de Gras Diamond Project

Kettle River Resources Ltd. owns 37.6% of DHK Diamonds Inc., a privately held company that owns a 10.78% participating interest in the WO Diamond Project at Lac de Gras, NWT operated by Peregrine Diamonds Inc. Currently, a 2650 tonne bulk sample from the DO27 kimberlite pipe is being processed at the Ekati test plant. Combined with the 2005/2006 bulk samples taken, the project will have a large enough sample to properly assess the diamond values to determine the economics of the project. Diamond counts and values are expected by September 2007. AMEC has been hired to conduct a technical feasibility study on the property and a report will be available by July 2007. DHK Diamonds Inc. also owns additional diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac de Gras, NWT.

New Nadina Explorations Limited

Kettle River owns 1.7M shares (8%) of New Nadina Explorations Limited (NNA:TSX-V), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. Significant diamond populations were found in all five kimberlite pipes tested in 2006. The largest diamond this year came from NIC weighing 0.17 carats. Diamond sieve data suggests further sampling is required on all five kimberlite bodies. Crews conducted ground gravity, magnetics, EM geophysical surveys and till sampling to develop new exploration targets for 2007.

In 2007 the exploration team will continue high-density ground geophysics to identify further targets and drill untested high-potential geophysical targets. Further mini-bulk sampling of several kimberlites for estimates of diamond grade and value indication will also be conducted.

Greenwood Mining District

Kettle River Resources Ltd. owns a large land position within the Greenwood Mining District. This area covers approximately 25 square miles and is located in central British Columbia on the Washington border. Generally all land held has positive exploration potential or contains proven ore reserves although there are no production areas at the present time. Gold and copper were originally discovered in the Greenwood Mining District in the late 1800's and the Phoenix Mine produced an estimated 300,000 tons of copper and one million ounces of gold so the search for gold continues! Recent economic discoveries in nearby areas by other companies indicate there are more ore bodies to be found. Kettle River Resources Ltd. is actively propsecting, sampling and mapping properties that will be trenched and drilled in 2007. Early results are encouraging.

Corporate History

Kettle River (TSX-KRR) was formed in 1980 to explore the historic gold/copper rich properties in the Greenwood Mining District in southern British Columbia. Since Kettle River's discovery of the Sylvester K gold deposit at Phoenix in 1982, the company has been involved in numerous exploration ventures throughout North America searching for gold, silver, copper and diamonds.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

Shares Issued

19,023,711 shares issued
26,588,711 fully diluted
As of June 15, 2007

www.kettleriver.com

Ellen Clements 1-800-856-3966

June 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0

(250) 445-6756

Item 2. **Date of Material Change**

July 3, 2007

Item 3. **News Release**

July 3, 2007

Item 4. **Summary of Material Change**

Please see attached news release.

Item 5.1 **Full Description of Material Change**

Please see attached news release.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Executive Officer**

The President and Director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at 1(800)856 3966 or Larry Widmer, also a Director of the Company at 1(250)878 5099.

Item 9. **Date of Report**

July 3, 2007

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

NEWS RELEASE

$400,000 NON-BROKERED FLOW-THROUGH PRIVATE PLACEMENT COMPLETED

July 3, 2007 – Kettle River Resources Ltd. (the "Company") announces that it has completed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007.

Related to this non-brokered financing, the Company has issued 2,000,000 "Flow Through" shares and finder's fees broker warrants. 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued. The warrants will expire June 14, 2008. In addition, $21,000 was paid to finders.

All of the $400,000 raised will be used for exploration work on the Company's 100% owned mineral exploration properties in the Greenwood Area located in southern British Columbia. Linda Caron, M.Sc, P.Eng is the qualified person on this project.

A program of detailed prospecting and preliminary rock sampling (310 rock samples) has been completed. This program focused on areas indicating positive gold, copper and zinc from previous geochemical work. We expect results will be received and a report provided on this phase of the program within two weeks. Application for permits to trench and diamond drill have been submitted with confirmation expected shortly.

ON BEHALF OF THE BOARD

"Signed"

Ellen Clements,
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0

(250) 445-6756

Item 2. **Date of Material Change**

August 2, 2007

Item 3. **News Release**

August 2, 2007

Item 4. **Summary of Material Change**

Please see attached news release.

Item 5.1 **Full Description of Material Change**

Please see attached news release.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Executive Officer**

The President and Director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at 1(800)856 3966 or Larry Widmer, also a Director of the Company at 1(250)878 5099.

Item 9. **Date of Report**

August 2, 2007

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release **Kettle River Financing Closed**

August 2, 2007: Kettle River Resources Ltd. (the "Company") has completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007 and April 24, 2007 having received TSX Venture final approval on July 26, 2007.

The Company has issued a total of 5,233,100 units that include 5,058,500 from subscribers and 174,600 for Finders' Fees. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable from one year of closing, to purchase 1 common share of the Company at a price of $0.30. A total of $1,011,700 was realized. There was no cash paid to any finders. Insiders of the Company subscribed to 781,000 units.

Tranche one dated May 24, 2007 issued 2,800,100 units with a 4 month hold expiring Sept. 25, 2007 with the warrants expiring May 24, 2008. The final tranche closed July 20, 2007 issuing 2,433,000 units with the hold expiring November 21, 2007 and warrants on July 21, 2008.

The funds raised are for the WO Joint Venture Diamond Project located in the Northwest Territories and for general corporate funds. The Company, as at August 1, 2007 owns 40% of DHK Diamonds Inc. which holds a participating 10.78% interest in the project. The operator has indicated results of the bulk samples will be provided near the end of August, well before the next payment due on October 1, 2007.

ON BEHALF OF THE BOARD

'Signed'

Ellen Clements, Director

President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0

(250) 445-6756

Item 2. **Date of Material Change**

September 18, 2007

Item 3. **News Release**

September 18, 2007

Item 4. **Summary of Material Change**

Please see attached news release.

Item 5.1 **Full Description of Material Change**

Please see attached news release.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Executive Officer**

The President and Director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at 1(800)856 3966 or Larry Widmer, also a Director of the Company at 1(250)878 5099.

Item 9. **Date of Report**

September 18, 2007

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

2007 DO-27 Bulk Sample Results Confirm Grade of Main Lobe at 0.89 Carats/Tonne 1,724.57 Carats of Diamonds Recovered, Including Fancy Yellow Gems

September 18, 2007: Kettle River Resources Ltd. (the "Company") reports the following results from the 2007 bulk sample from the nine hectare DO-27 kimberlite pipe, WO Diamond Project, NT, Canada. The Company currently owns 40% of DHK Diamonds Inc. which has a contributing 10.78% interest in the WO Joint Venture.

The 2007 bulk sample average modelled grade for the Main Lobe pyroclastic kimberlite (PK) is 0.89 carats per tonne (89.13 carats per hundred dry tonnes), confirming Peregrine's previous bulk sample estimates of 0.90 carats per tonne in 2005 and 0.88 carats per tonne in 2006. This Main Lobe PK lithology represents at least 80% of the DO-27 kimberlite complex.

In total, 18,371 diamonds greater than +1 DTC sieve size (approximately +1.1 millimeter), comprising 1,724.57 carats, with an average stone size of 0.094 carats per stone, were recovered from approximately 2,520 dry tonnes of kimberlite from all lithologies in the Main and Northeast Lobes of DO-27 in the 2007 bulk sample.

The twenty largest diamonds recovered in 2007 are 9.45, 7.03, 6.03, 5.17, 4.84, 4.35, 4.19, 3.62, 3.48, 3.38, 3.23, 3.18, 3.12, 3.08, 3.03, 2.86, 2.82, 2.67, 2.53, and 2.48 carats, with twelve of these stones being gem or near gem-quality. Of particular interest is the recovery of fancy yellow gem-quality diamonds, including a very high quality, 4.35 carat stone. This is the first occurrence of fancy colored gems being recovered from DO-27.

The 2007 bulk sample tonnage was obtained from 28 large diameter (24"-28") drill holes (LDD) completed to a maximum depth of 295 meters below surface. Extracted kimberlite tonnage estimates were calculated using a down-hole caliper and a three-dimensional density model of the various kimberlitic lithologies prepared by AMEC Americas Ltd. As some of the LDD holes were drilled to achieve maximum kimberlite volume extraction, these particular holes were not suitable for tonnage estimation and grade calculations and therefore have been omitted from those calculations; however, all recovered diamonds can and will be used for diamond valuation.

Since different sizes and types of bottom size screens were used in the 2005, 2006 and 2007 bulk sample drilling and processing, all grade results were normalized to a uniform datum of a 1.0-millimeter bottom screen size for the 2006 bulk sample results and a 1.4-millimeter bottom screen size for the 2007 bulk sample results, and then modelled. This procedure is in accordance with industry standard practice when calculating diamond grades from multiple bulk samples that have different bottom screen size data sets. The 2005 bulk sample was not suitable for modelling due to its small size relative to the 2006 and 2007 bulk samples.

The individual and combined 2006 and 2007 bulk sample normalized grades for the Main Lobe and Northeast Lobe PK, using LDD holes drilled for grade calculations, are summarized below:

2006 AND 2007 NORMALIZED GRADES

Year	Lithology	Tonnes	Carats	CPHT*
2006	Main Lobe PK	332.80	296.55	89.11
2006	NE Lobe PK	20.05	14.81	73.87
2007	Main Lobe PK	1616.01	1440.34	89.13
2007	NE Lobe PK	322.86	253.05	78.38
Combined	Main Lobe PK	1948.81	1736.89	89.13
Combined	NE Lobe PK	342.91	267.86	78.11

2006	Main + NE PK	352.85	311.36	88.24
2007	Main + NE PK	1938.87	1693.39	87.34
All	All combined	2291.72	2004.75	87.48

**CPHT = CARATS PER HUNDRED DRY TONNES; STONE COUNTS ARE NOT APPLICABLE TO NORMALIZED DATA*

Lithologies other than PK in the Northeast Lobe are volumetrically insignificant and therefore those particular samples were not suitable for normalized grade estimation, resulting in slightly smaller total carats recovered for 2007 in the chart above compared to the actual carats recovered (1693.39 carats versus 1,724.57 carats).

The diamond size distribution for all diamonds recovered in the 2005, 2006 and 2007 bulk samples is summarized below:

DO-27 2005-2007 DIAMOND SIZE DISTRIBUTION

DTC SIEVES	Approx. Sieve Opening	ML PK* 2005 Carats	ML PK 2006 Carats	ML PK 2007 Carats	NE PK 2006 Carats	NE PK 2007 Carats	NE Other 2006 Carats	NE Other 2007 Carats	Total 2005 Carats	Total 2006 Carats	Total 2007 Carats	Total 2005-07 Carats
+17	6 mm	9.04	1.83	95.70	14.68	21.55	3.90	3.38	9.04	20.41	120.63	150.08
+15	5.5 mm		2.73	21.03		2.61				2.73	23.64	26.37
+13	4.5 mm	4.31	11.23	63.32	3.06	15.33	1.50	4.81	4.31	15.79	83.46	103.56
+11	3.5 mm	18.16	32.42	181.81	10.60	31.44	4.42	26.03	18.16	47.44	239.28	304.88
+9	3 mm	19.63	35.13	210.69	8.24	27.04	5.13	23.81	19.63	48.50	261.54	329.67
+7	2.5 mm	13.99	30.89	178.98	8.58	29.50	3.58	19.53	13.99	43.05	228.01	285.05
+5	2 mm	40.01	80.57	415.90	16.62	65.28	10.94	53.64	40.01	108.13	534.82	682.96
+3	1.5 mm	20.96	57.00	168.15	11.16	25.35	7.76	20.12	20.96	75.92	213.62	310.50
+1	1 mm	6.15	47.87	15.59	8.84	2.08	6.44	1.90	6.15	63.15	19.57	88.87
Total		132.25	299.67	1351.17	81.78	220.18	43.67	153.22	132.25	425.12	1724.57	2281.94

**ML = MAIN LOBE; NE=NORTHEAST LOBE; DTC SIEVES HAVE ROUND APERTURES*

Howard Coopersmith, Peregrine's external Qualified Person, commenting on the 2007 results stated:

- One of the main goals in the 2007 bulk sample campaign has been to collect a larger diamond parcel for a more statistically robust and representative revenue estimate, and in particular to assess more stones in the +3 grainer (>0.75 carats) categories. This goal has been achieved.
- DO-27 contains a sub-population of well formed crystals of exceptional colour which in this year's larger parcel is showing up in the coarser sizes, and will likely represent the bulk of the total value.
- The average valuation for the 2007 sample is expected to be higher than that of the 2005 and 2006 sample due to coarser diamond size distribution and an overall increase in average diamond quality.
- Consistency of grade from the 2005, 2006 and 2007 bulk samples is positive.
- 18% of the 2007 parcel by weight occurs as stones greater than 0.50 carats.
- 4 stones are greater than 5 carats each; 22 stones are between 2 and 5 carats each; 51 stones are between 1 and 2 carats each; 219 stones are between 0.5 to 1 carats each.
- A population of fancy yellow gems is positive.

Some of the important diamonds recovered are as follows:

9.45 ct. white/grey aggregate (near gem)
6.03 ct. white (colourless) irregular (broken)
4.19 ct. white (colourless) octahedron
3.03 ct. light brown tetrahexahedroid
2.67 ct. light brown octahedron (broken)
2.48 ct. white (colourless) octahedron
2.27 ct. brown octahedron
1.77 ct. white (colourless) octahedron
1.54 ct. white (colourless) tetrahexahedroid
1.38 ct. white (colourless) octahedron
1.07 ct. fancy yellow octahedron
7.03 ct. off white octahedron (broken)
4.35 ct. fancy yellow octahedron
3.08 ct. light brown octahedron (broken)
2.82 ct. light brown octahedron
2.53 ct. white (colourless) tetrahexahedroid
2.37 ct. white (colourless) tetrahexahedroid
2.00 ct. white (colourless) octahedron
1.63 ct. white (colourless) tetrahexahedroid
1.42 ct. white (colourless) tetrahexahedroid
1.26 ct. white (colourless) cube
0.84 ct. fancy yellow octahedron

Tinus Oosterveld calculated the diamond grades for the various lithologies reported here. Mr. Oosterveld, a professional mining engineer and Qualified Person as defined by National Instrument 43-101, is regarded as one of the leading authorities in diamond resource evaluation and diamond geostatistics. He has more than 30 years of experience in diamond mine development, including nearly a decade as Ore Evaluation Consultant to De Beers and Anglo American, involved in evaluating all of De Beers' diamond properties worldwide, and an additional 15 years of experience as an independent diamond resource consultant based in South Africa.

The 2007 DO-27 bulk sample, as in previous years, was processed at the Bulk Sample Test Facility at BHP Billiton's Ekati™ Diamond Mine, NT, Canada. Diamond recovery was by standard DMS concentration, X-ray sorter and grease table recovery circuits. Although this facility is not ISO/IEC 17025 accredited, industry standard chain of custody and security protocols were adhered to and sample integrity and process recovery efficiency is considered high. In addition, extensive QA/QC, as well as internal and external audits were utilized during bulk sample extraction and processing. The kimberlite rock lithologies reported are relatively homogenous and are representative of the sampled area.

The diamonds are at BHP Billiton's Sorting and Valuation Facility in Yellowknife, NT, where they have been cleaned and are awaiting shipment to Antwerp, Belgium for valuation by independent valuators. The valuations are anticipated to be completed in November 2007. Photographs of the 4.35 carat fancy yellow gem and 4.19 carat white gem can be seen on Peregrine's web site at www.pdiam.com, under Photo Gallery/Diamond Photos. Photographs of additional DO-27 diamonds will be posted on Peregrine's web site in October 2007.

AMEC Americas Ltd is preparing an internal Preliminary Technical Assessment (PTA) report on DO-27, including a resource estimate for this mineralized deposit. The PTA, which investigates various potential mining and processing scenarios for DO-27, is currently incorporating the recent positive kimberlite pre-concentration results released by Peregrine on July 24, 2007. Additional high water pressure pre-concentration test results, which are anticipated to further enhance kimberlite pre-concentration, are expected next month and will be incorporated with the new diamond valuation results into the PTA.

The pre-concentration results received to date could have a very significant impact on potential project economics and is a prominent focus of the PTA. An average pre-concentration ratio of 5:1 for the Main Lobe PK at DO-27, for example, could result in a concentrate grade of approximately 4.5 carats per tonne.

The grade of the Main Lobe PK of 0.89 carats/tonne, before any pre-concentration, compares favorably to the published data for kimberlite pipes at BHP Billiton's Ekati™ Diamond Mine in the Annual Information Form of Dia Met Minerals, dated June 14, 2000, which reported, as part of the feasibility study, an average grade for five of the Ekati™ pipes (Fox, Sable, Panda - underground and open pit, Misery and Koala - underground and open pit) of 1.09 carats per tonne. In addition, the occurrence of fancy yellow gem diamonds at DO-27, which also occur at Ekati's™ Misery pipe, adds an important additional source of average diamond value enhancement not previously recognized at DO-27.

Howard Coopersmith and Jennifer Pell, Qualified Persons as defined by National Instrument 43-101, as well as AMEC Americas Ltd., have reviewed all procedures and data and have approved the contents of this release.

ON BEHALF OF THE BOARD

'signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: KETTLE RIVER RESOURCES LTD (the "Issuer").

Month in which stock options have been granted or amended: **April** ____.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

Options Granted filed Oct 2005:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Ellen Clements	Oct. 27, 2005	Director/Officer	Oct 27, 2005	150,000	$0.50	Oct 27, 2010
Larry Widmer	Oct. 27, 2005	Director/Officer	Oct 27, 2005	100,000	$0.50	Oct 27, 2010
Gerald Rayner	Oct. 27, 2005	Director	Oct 27, 2005	100,000	$0.50	Oct 27, 2010
Brian McClay	Oct. 27, 2005	Director	Oct 27, 2005	100,000	$0.50	Oct 27, 2010
TOTAL				450,000		

Total number of optioned shares proposed for acceptance: 450,000________________________.

- Date shareholder approval was obtained for the Stock Option Plan: **Oct 24:2004**
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 18,411.

Amended Options REPRICE:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Ellen Clements	150,000	0.25	Oct 27,2005	Oct 27,2010
Larry Widmer	100,000	0.25	Oct 27,2005	Oct 27,2010
Gerald Rayner	100,000	0.25	Oct 27,2005	Oct 27,2010
	350,000			

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: **will seek approval AGM October 2007**

CANCELLED OPTIONS

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Brian McClay	100,000	n/a	Oct 27,2005	CANCELLED

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated April 23, 2007.

Ellen Clements
Name of Director or Senior Officer

"Ellen Clements"
Signature

President
Official Capacity

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

April 23, 2007 BY FAX – 8 pages including Cover

TSX Venture Exchange
650 West Georgia Street
Suite 2700, PO Box 11633
Vancouver, B.C. V6B 4N9

FAXED 4/24/07 (8)

Phone direct: (604) 602-6969 Fax: (604) ~~668-6051~~ 688-6051

Attention: Payam Fouladianpour, B.Comm,
Assistant Analyst, Compliance & Disclosure

RE: 1) Form 4G Incentive Stock Options -re price request
2) Form 4D Warrant re price request

Dear Payam,

As discussed

1) Following is the completed Form 4G regarding cancellation of 100,000 and re-pricing of 350,000 options for your approval
2) Also for your consideration is the completed Form 4G pertaining to re-pricing 1,530,000 warrants expiring December 4, 2007 from the current price of $0.75 to $0.25. The closing price today was $0.22. There are no insiders involved and we request the expiry date not be changed from the current date of Dec 4, 2007.
3) Enclosed is a completed Credit Card Authorization form for the $750 being the cost for the warrant re-pricing.

Please contact me or Arlene at this office if further information is required.

Yours truly,
Kettle River Resources Ltd.

Ellen Clements
Director, President & CEO

TSX Venture EXCHANGE

April 30, 2007

Via Fax: 1(250) 445-2259

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0

Attention: Ellen Clements

Dear Sir\Madame:

Re: Kettle River Resources Ltd. (the "Company") - Submission #124249
Stock Option Price Amendment

This will confirm that TSX Venture Exchange has conditionally accepted amendments as to the exercise price only of the following incentive stock option agreements dated October 27, 2005.

Name	No. of Shares
Ellen Clements	150,000
Larry Widmer	100,000
Gerald Rayner	100,000

The options are exercisable up to October 27, 2010 at a price of $0.25 per share.

A news release announcing these amendments is to be issued by the Company as soon as possible.

Please ensure disinterested shareholder approval is obtained for these amendments and that the minutes from the meeting where such approval is obtained is forwarded to the Exchange, quoting the above noted submission number.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s)

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6969 / FAX: (604) 844-7502 / EMAIL: payam.fouladianpour@tsxventure.com.

Yours truly,

Payam M. Fouladianpour, BComm.
Analyst
Listed Issuer Services

PF/dr
File: ::ODMA\PCDOCS\DOCA\185186\1

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer Information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting
British Columbia
Alberta
Ontario

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 5, 2005

Item 6: For each security distributed:

(a) describe the type of security,
Units A unit contains 1 common share and 1 warrant exercisable at $0.75 to purchase 1 common share

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and
1,530,000 Common shares,
1,530,000 warrants exercisable each to purchase 1 common share at $0.75, expiring 5 pm Monday, December 4, 2006

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3(2) and
National Instrument 45-106 Section 2.5(2)

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada British Columbia	**23**	**$0.50**	**$490,000**
Canada Alberta	**3**	**$0.50**	**$95,000**
United States (New York)	**1**	**$0.50**	**$115,000**
United States (California)	**1**	**$0.50**	**$12,500**
Australia	**1**	**$0.50**	**$15,000**
Monaco	**1**	**$0.50**	**$12,500**
United Kingdom	**2**	**$0.50**	**$25,000**
Total number of Purchasers	**32**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$765,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Bolder Investment Partners Ltd. 800 – 1450 Creekside Dr. Vancouver, BC V6J 5B3	Nil	12,000 Units **see footnote**	$0.00	Act 74 (2) (23)	$6,000
Haywood Securities 20th Floor 400 Burrard St. Vancouver, BC V6C 3A6	Nil	20,000 Units **see footnote**	$0.00	Act 74 (2) (23)	$10,000
Canaccord Capital Corp. PO Box 10337, Pacific Ctr 2200 609 Granville St. Vancouver, BC V7Y 1H2	Nil	8,000 Units **see footnote**	$0.00	Act 74 (2) (23)	$4,000
Raymond James Ltd. Ste 3 1359 59th Street Delta, BC V4L 2P3	Nil	6,000 Units **see footnote**	$0.00	Act 74 (2) (23)	$3,000

Footnote:

Each unit consists of 1 common share and 1 warrant exercisable at $0.75 to purchase 1 common share. Warrants expire at 5 pm Monday, December 4, 2006

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December 12, 2005**

Kettle River Resources Ltd.
Name of issuer (please print)

Ellen Clements, President, (250) 445-6756
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

 (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

 (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

 (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

 (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia	**Alberta**
Saskatchewan	**Ontario**
Northwest Territories	**TSX Venture Exchange**

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities

☐ Industrial ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Share Certificate date for Tranche 1 **May 24, 2007**

Item 6: For each security distributed:

(a) describe the type of security,
Units A unit contain 1 common share and 1 warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and
2,800,100 common shares and
2,800,100 warrants exercisable each to purchase 1 common share at $0.30, expiring 5 pm the 24th day of May 2008.

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3 and
National Instrument 45-106 Section 2.5

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside		Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada	**British Columbia**	**22**	**$0.20**	**$440,000**
Canada	**Alberta**	**5**	**$0.20**	**$ 52,000**
United States		**1**	**$0.20**	**$ 20,000**
England		**1**	**$0.20**	**$ 10,000**
Liechtenstein		**1**	**$0.20**	**$ 10,000**
Total number of Purchasers		**30**		
Total dollar value of distribution in all jurisdictions (Canadian $)				**$532,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **June 4, 2007**

Kettle River Resources Ltd
Name of issuer (please print)

Ellen Clements, President, (250) 445-6756
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

 (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

 (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

 (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

 (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia	**Alberta**
Saskatchewan	**Ontario**
Northwest Territories	**TSX Venture Exchange**

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities

☐ Industrial ☐ Other (describe) ____________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

Share Certificate date for Final Tranche **July 20, 2007**

Item 6: For each security distributed:

(a) describe the type of security,
Units **One unit contains 1 common share and 1 warrant**

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and
2,433,000 common shares
2,433,000 warrants exercisable each to purchase 1 common share at $0.30, expiring 5 pm the 21st day of July 2008.

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3 (2) and
National Instrument 45-106 Section 2.5 (2)

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside		Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada	**British Columbia**	**7**	**$0.20**	**$ 171,000**
Canada	**Alberta**	**1**	**$0.20**	**$ 10,000**
Canada	**Ontario**	**1**	**$0.20**	**$ 20,000**
United States		**7**	**$0.20**	**$ 278,700**
Total number of Purchasers		**16**		
Total dollar value of distribution in all jurisdictions (Canadian $)				**$ 479,700**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 30, 2007

Kettle River Resources Ltd
Name of issuer (please print)

Ellen Clements, President, (250) 445-6756
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

 (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

 (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

 (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

 (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Kettle River Resources Ltd.
P.O. Box 130
Greenwood, B.C.
V0H 1J0
Canada **Phone: (250) 445-6756**

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting

British Columbia	**Alberta**
Saskatchewan	**Ontario**
Northwest Territories	**TSX Venture Exchange**

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 14, 2007

Item 6: For each security distributed:

(a) describe the type of security,
- 1 common share (flow through)

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and
2,000,000 common shares

(c) state the exemption(s) relied on.
National Instrument 45-106 Section 2.3,
National Instrument 45-106 Section 2.5 and
National Instrument 45-106 Section 2.10

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside		Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Canada	**British Columbia**	**3**	**$0.20**	**$375,000**
Canada	**Alberta**	**1**	**$0.20**	**$ 12,500**
Canada	**Ontario**	**1**	**$0.20**	**$ 12,500**
Total number of Purchasers		**5**		
Total dollar value of distribution in all jurisdictions (Canadian $)				**$400,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **June 20, 2007**

Kettle River Resources Ltd
Name of issuer (please print)
Ellen Clements, President, (250) 445-6756
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Telephone: (604) 899-6500
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-3682
Facsimile: (416) 593-8252
Public official contact regarding indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337
Or 1 877 525-0337
Facsimile: (514) 864-6381

File #82-666
Rule 12g3-2(b)

New Brunswick Securities Commission
133 Prince William Street, Suite 606
Saint John, New Brunswick E2L 2B5
Telephone: (506) 658-3060
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Securities Commission of Newfoundland and Labrador
P.O. Box 8700 2nd Floor, West Block Confederation Building
St. John's, Newfoundland and Labrador A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

END